Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126699

PROSPECTUS

Direct Stock Purchase and Dividend Reinvestment Plan

2,500,000 Shares

NovaStar Financial, Inc.

Common Stock

Please read this prospectus carefully before investing and retain it for your future reference.

We are offering existing holders of our common stock and new investors the opportunity to participate in our Direct Stock Purchase and Dividend Reinvestment Plan. The Plan is designed to be an economical and convenient method for existing stockholders to increase their holdings of our common stock and for new investors to make an initial investment in our common stock.

If you currently hold our common stock, you may elect to have all or a percentage of your cash dividends automatically invested in additional shares of common stock at a discount from the market price that may range from 0% to 3%, without payment of any brokerage commission or service charge. If you do not wish to participate in the Plan, you do not need to take any action, and you will continue to receive your cash dividends, if and when authorized by our board of directors and declared by us, as usual.

If you are either an existing holder of our common stock or a new investor, you may also purchase shares of common stock with optional cash payments of $100 to $10,000 per month at a discount determined by us each month and without payment of any brokerage commission or service charge. The discount may range from 0% to 3%. Optional cash payments in excess of the $10,000 monthly limit require our prior approval.

Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “NFI.” The closing price of our common stock on August 9, 2005 was $39.26.

Investing in our common stock involves risk. You should consider carefully the risk factors beginning on page 5 of this prospectus before enrolling in the Plan.

To ensure we qualify as a real estate investment trust, no person may own more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, unless our Board of Directors waives this limitation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities issued under the Plan or has determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our principal executive offices are located at 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114, telephone (816) 237-7000.

The date of this prospectus is August 10, 2005

PROSPECTUS TABLE OF CONTENTS

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SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “will,” “continue,” “anticipate,” “intend,” “may,” “estimate,” “project,” “plan,” “assume,” “seek to” or other similar expressions or the negative of those terms, although not all forward-looking statements contain these identifying words. Statements regarding the following subjects contained or incorporated by reference in this prospectus are forward-looking by their nature:

•	our business strategy;

•	our ability to manage risk, including credit risk;

•	our understanding of our competition;

•	market trends;

•	projected sources and uses of funds from operations;

•	potential liability with respect to legal proceedings; and

•	potential effects of proposed legislation and regulatory action.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and are applicable only as of the date on the cover of this prospectus or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our stockholders. Such factors include, but are not limited to:

•	those identified under the “Risk Factors” section of this prospectus;

•	those identified from time to time in our public filings with the Securities and Exchange Commission, or the Commission;

•	our ability to generate sufficient liquidity on favorable terms;

•	the size and frequency of our securitizations;

•	interest rate fluctuations on our assets that differ from those on our liabilities;

•	increases in prepayment or default rates on our mortgage assets;

•	changes in assumptions regarding estimated loan losses and fair value amounts;

•	changes in origination and resale pricing of mortgage loans;

•	growth in markets which we serve;

•	our compliance with applicable local, state and federal laws and regulations and the impact of new local, state or federal legislation or regulations or court decisions on our operations;

•	the initiation of a margin call under our credit facilities;

•	the ability of our servicing operations to maintain high performance standards and to maintain appropriate ratings from rating agencies;

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•	our ability to expand origination volume while maintaining an acceptable level of overhead;

•	our ability to attract and retain qualified employees, including, in particular, our senior executives;

•	our ability to adapt to and implement technological changes;

•	the stability of residential property values;

•	the outcome of litigation or regulatory actions pending against us; and

•	the impact of general economic conditions.

We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, even if subsequent events cause us to become aware of new risks or cause our expectations to change regarding the forward-looking matters discussed or incorporated by reference in this prospectus. We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in this prospectus under the caption “Risk Factors,” which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus.

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SUMMARY

The following summary description of our Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”) is qualified by reference to the full text of the Plan which appears in this prospectus. Capitalized terms have the meanings given to them in the Plan.

Our Company

NovaStar Financial, Inc. is a Maryland corporation operating as a specialty finance company that originates, purchases, sells, invests in and services residential nonconforming loans. We have elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code. We generally intend to distribute substantially all of our taxable income (which does not ordinarily equal net income as calculated in accordance with generally accepted accounting principals) to our stockholders so as to comply with the REIT provisions of the Code.

Purpose of the Plan

The purpose of the Plan is to provide our existing stockholders and interested new investors with a convenient and less costly method of purchasing shares of our common stock and investing all or a percentage of their cash dividends in additional shares of our common stock. The Plan can also provide us with a means of raising additional capital through the direct sale of our common stock.

Source of Purchase of Shares

Shares of common stock purchased through the Plan will be purchased either directly from us as newly issued shares or on the open market or through privately negotiated transactions or by a combination of such purchases, at our option.

Investment Options

If you are eligible, you may begin participating in the Plan by completing an authorization form and returning it to the Plan Administrator. Brokers and nominees may reinvest dividends and make Optional Cash Payments on behalf of beneficial owners. Enrollment in the Plan is entirely voluntary and you may terminate your participation at any time.

You may choose from the following options:

Full Dividend Reinvestment: The Plan Administrator will apply all cash dividends relating to all shares of common stock beneficially owned by you toward the purchase of additional shares of our common stock.

Partial Dividend Reinvestment: The Plan Administrator will apply the cash dividends on a percentage, specified by you, of shares of common stock beneficially owned by you to purchase additional shares of our common stock. The Plan Administrator will pay the dividends on the remaining shares of common stock to you in cash.

Optional Cash Payments Only: You will continue to receive cash dividends on shares of common stock beneficially owned by you in the usual manner. You may make Optional Cash Payments to invest in additional shares of our common stock, subject to monthly minimums and maximums.

You may change your investment options at any time by requesting a new authorization form from the Plan Administrator and returning it to the Plan Administrator.

Optional Cash Payments

Each Optional Cash Payment is subject to a minimum purchase of $100 and a maximum per month purchase limit of $10,000. Optional Cash Payments in excess of $10,000 require our prior approval. In certain instances, we, in our sole discretion, may directly negotiate with an investor sales of our common stock in excess of $10,000. In such an instance, we may negotiate pricing periods, methods of calculating the purchase price and investment dates that may differ from those set forth in the Plan.

Threshold Price

When pre-approved Optional Cash Payments in excess of $10,000 are being used to purchase common stock from us, rather than in the open market, we may establish a Threshold Price, which is the minimum price at which our common stock must trade on a given day during the Pricing Period to be included in the determination of the Market Price for such investments. Your investment will be reduced, and 1/10th of your Optional Cash Payment will be returned to you without interest, for each trading day that our common stock does not at least equal the Threshold Price.

Maximum Price

As an investor in a pre-approved Optional Cash Purchase that exceeds $10,000, you may set a Maximum Price for such purchases if the stock is being acquired directly from us (and not through open market purchases). If the Market Price, less the applicable discount, exceeds the Maximum Price specified by you, no purchase will be made and your Optional Cash Payment will be returned to you without interest.

Cash Discounts

Each month, we may establish a discount between 0% and 3% from the Market Price applicable to Optional Cash Payments in an amount less than or equal to $10,000. The discount may vary each month but once established will apply uniformly to all purchases made using Optional Cash Payments in an amount less than or equal to $10,000 during that month. With respect to common stock purchased with reinvested dividends, the discount off the Market Price may range from 0% to 3%.

Investment Date	With respect to dividend reinvestment:

The Investment Date will be (i) in the case of shares acquired directly from us, the dividend payment date set by our Board of Directors, or (ii) in the case of open market purchases, some day or days between the dividend payment date and the next 10 business days thereafter, as market conditions permit, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws. A business day is defined as any day other than a Saturday, Sunday or legal holiday on which the New York Stock Exchange (NYSE) or another applicable securities exchange is closed or a day on which NovaStar Financial, Inc. or the Plan Administrator is authorized or obligated by law to close.

With respect to Optional Cash Payments:

The Investment Date will be (i) in the case of shares acquired directly from us, on or about the 21st day of each month or, (ii) in the case of open market purchases, some day or days between the 21st and the next 10 business days thereafter, as market conditions permit, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws.

Price

Whether the shares are acquired directly from us or on the open market, they will be purchased for the Plan at the applicable discount from the Market Price. In no event shall the amount of the discount plus brokerage commissions, if any, paid by us exceed 5% of the fair market value of our common stock on the date of purchase.

The Market Price, in the case of shares purchased directly from us, will generally be the average of the daily closing prices, computed to 3 decimal places, of our common stock on the NYSE, as reported on Bloomberg, during the Pricing Period. A Pricing Period is generally a period of 10 consecutive trading days immediately preceding the relevant Investment Date.

In the case of shares purchased on the open market, the Market Price will be the weighted average of the actual prices paid, net of any brokerage commission, computed to 3 decimal places, for all of the common stock purchased by the Plan Administrator with all Participants’ reinvested dividends or Optional Cash Payments for the related month.

Expenses

With respect to shares of common stock purchased directly from us from reinvested dividends or Optional Cash Payments, we will pay expenses incurred in connection with such purchases. With respect to shares of common stock purchased in the open market, we will also pay brokerage commissions so long as the combined discount and brokerage commissions do not exceed 5% of the fair market value of our common stock on the date of purchase. We will pay all other costs of administering the Plan. However, if you request that the Plan Administrator sell all or any percentage of your shares, you must pay a nominal service charge per transaction to the Plan Administrator, any related brokerage commissions and applicable stock transfer taxes.

No Interest Pending Investment	No interest will be paid on cash dividends or Optional Cash Payments pending investment or reinvestment under the terms of the Plan.

Withdrawal	You may withdraw from the Plan with respect to all or a percentage of the shares held in your Plan account at any time by notifying the Plan Administrator in writing.

Certain Tax Treatment

Participants in the Dividend Reinvestment program under the Plan will be treated for federal income tax purposes as having received, generally on the Investment Date, a distribution in an amount equal to the trading price on that date of the shares acquired with reinvested dividends. Such shares will have a tax basis equal to the same amount and the holding period for such shares will begin on the day following the Investment Date.

Amount Offered

We have registered under the Securities Act up to 2,500,000 shares of common stock authorized to be issued under the Plan and such indeterminate number of additional shares as may be issuable in connection with stock splits, stock dividends or similar transactions. Because we expect to continue the Plan indefinitely, we expect to authorize for issuance and register under the Securities Act additional shares from time to time as necessary for purposes of the Plan.

RECENT DEVELOPMENTS

Issuances of Securitizations and Common Stock

On June 22, 2005, we completed a resecuritization, NovaStar NIM Trust Series 2005-N1, which offered one class of certificates rated A by S&P and A- by Fitch, with a face value of approximately $131 million. The 2005 N-1 bonds are collateralized, self-amortizing debt, issued to finance residual securities assets from NMFT 2005-1 and NMFT 2005-2. The bonds are non-recourse and pay a bond equivalent of 4.825%. All cash flows from the assets collateralizing the bonds are used to pay interest and principle until the bonds are fully amortized.

On May 27, 2005, we completed a securitization, NovaStar Mortgage Funding Trust (“NMFT”) Series 2005-2, which offered 17 rated classes of certificates with a face value of approximately $1.8 billion. We retained the Class C certificate, which has a notional amount of $1.8 billion and entitles us to receive excess and prepayment penalty fee cash flow from the underlying loan collateral and serves as overcollateralization. Other than prepayment penalty fee cash flow, the Class C certificate is subordinated to the other classes of certificates issued in the securitization. On May 27, 2005 and June 16, 2005, $1.0 billion and $0.7 billion, respectively, in loans collateralizing NMFT Series 2005-2 were delivered to the trust. The remaining $0.1 billion in loans is expected to be delivered to the trust by August 24, 2005.

On June 2, 2005, we completed a public offering of our common stock in which we sold 1,725,000 shares, including the underwriters’ over-allotment option, for $35.00 per share prior to commissions and underwriting discounts. The offering raised $60.375 million, with net proceeds of $57.96 million after commissions and underwriting discounts. In the second quarter of 2005, we issued approximately 1,020,000 shares of our common stock at prices ranging from $35.22 to $39.38 under our Direct Stock Purchase and Dividend Reinvestment Plan. These sales raised $39.1 million in net proceeds.

RISK FACTORS

You should consider the following risk factors before deciding to purchase shares of our common stock. We also refer you to the discussion of risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated into this prospectus by reference.

Risks Related to Our Operations

If we fail to maintain REIT status, we would be subject to tax as a regular corporation. We conduct a substantial portion of our business through our taxable REIT subsidiaries, which creates additional compliance requirements. We must comply with various tests to continue to qualify as a REIT for federal income tax purposes, including the requirement that we distribute 90% of taxable income to our stockholders. If we do not have sufficient cash, or our ability to declare and pay dividends is restricted, our REIT status could be at risk. We conduct a substantial portion of our business through taxable REIT subsidiaries, such as NovaStar Mortgage. Despite our qualification as a REIT, our taxable REIT subsidiaries must pay federal income tax on their taxable income. Our income from, and investments in, our taxable REIT subsidiaries do not constitute permissible income or investments for some of the REIT qualification tests. While we attempt to ensure that our dealings with our taxable REIT subsidiaries will not adversely affect our REIT qualification, no assurance can be given that we will successfully achieve that result. Furthermore, we may be subject to a 100% penalty tax, or our taxable REIT subsidiaries may be denied deductions, to the extent that our dealings with our taxable REIT subsidiaries are deemed not to be arm’s length in nature.

Our cash balances and cash flows may become limited relative to our cash needs, which may ultimately affect our REIT status or solvency. We use cash for our operating expenses, minimum REIT dividend distribution requirements, and other operating needs. Cash is also required to pay interest on our outstanding indebtedness and may be required to pay down indebtedness in the event that the market values of the assets collateralizing our debt decline, the terms of short-term debt become less attractive or for other reasons. If our income as calculated for tax purposes significantly exceeds our cash flows from operations, our minimum REIT dividend distribution requirements could exceed the amount of our available cash. In the event that our liquidity needs exceed our access to liquidity, we may need to sell assets at an inopportune time, thus adversely affecting our financial condition and results of operations. Furthermore, in an adverse cash flow situation, our REIT status or our solvency could be threatened.

Market factors may limit our ability to acquire mortgage assets at yields that are favorable relative to borrowing costs. Despite our experience in the acquisition of mortgage assets and our relationships with various mortgage suppliers, we face the risk that we might not be able to acquire mortgage assets which earn interest rates greater than our cost of funds or that we might not be able to acquire a sufficient number of such mortgage assets to maintain our profitability.

Our efforts to manage credit risk may not be successful in limiting delinquencies and defaults in underlying loans or losses on our mortgage securities—available-for-sale, and as a result, our results of operations may be affected. Despite our efforts to manage credit risk, there are many aspects of credit that we cannot control, and there can be no assurance that our quality control and loss mitigation operations will be successful in limiting future delinquencies, defaults and losses. While we have what we believe to be a comprehensive underwriting process, it may not be effective in mitigating our risk of loss on the underlying loan. Further, the value of the homes collateralizing residential loans may decline due to a variety of reasons beyond our control, such as weak economic conditions, natural disasters, over-leveraging of the borrower, and reduction in personal incomes. The frequency of defaults, and the loss severity on loans upon default, may be greater than we anticipated. Interest-only loans, negative amortization loans, adjustable-rate loans, reduced documentation loans, sub-prime loans, home equity lines of credit and second lien loans may involve higher than expected delinquencies and defaults. Changes in consumer behavior, bankruptcy laws, and other laws may exacerbate loan losses. Expanded loss mitigation efforts in the event that defaults increase could increase our operating costs. To the extent that unforeseen or uncontrollable events increase loan delinquencies and defaults, our results of operations may be adversely affected.

Mortgage insurers may in the future change their pricing or underwriting guidelines or may not pay claims resulting in increased credit losses. From time to time we use mortgage insurance to mitigate our risk of credit losses. Our decision to obtain mortgage insurance coverage is dependent, in part, on pricing trends. In the future there can be no assurance that mortgage insurance coverage on our new mortgage loan production will be available at rates that we believe are economically viable for us or if the insurers change their underwriting guidelines, at all. We also face the risk that our mortgage insurers might not have the financial ability to pay all claims presented by us or may deny a claim if the loan is not properly serviced, has been improperly originated, is the subject of fraud, or for other reasons. Any of those events could increase our credit losses and thus adversely affect our results of operations.

Changes in prepayment rates of mortgage loans could reduce our earnings, dividends, cash flows, access to liquidity and results of operations. The economic returns we expect to earn from most of the mortgage assets we own are affected by the rate of prepayment of the underlying mortgage loans. If the loans underlying our mortgage securities—available-for-sale prepay at a rate faster than we have anticipated, our economic returns on those assets will be lower than we have assumed which would reduce our earnings, dividends, and cash flows. Adverse changes in cash flows from a mortgage asset would likely reduce the asset’s market value, which would likely reduce our access to liquidity if we borrowed against that asset and may cause a market value write-down for GAAP purposes, which would reduce our reported earnings. Changes in loan prepayment patterns can affect us in a variety of other ways that can be complex and difficult to predict. In addition, our exposure to prepayment changes over time. As a result, changes in prepayment rates will likely cause volatility in our financial results in ways that are not necessarily obvious or predictable and that may adversely affect our results from operations.

Geographic concentration of mortgage loans we originate or purchase increases our exposure to risks in those areas, especially in California and Florida. Over-concentration of loans we originate or purchase in any one geographic area increases our exposure to the economic and natural hazard risks associated with that area. Declines in the residential real estate markets in which we are concentrated may reduce the values of the properties collateralizing our mortgages which in turn may increase the risk of delinquency, foreclosure, bankruptcy, or losses from those loans. To the extent that a large number of loans are impaired, our financial condition and results of operations may be adversely affected. Furthermore, if borrowers are not insured for natural disasters, which are typically not covered by standard hazard insurance policies, then they may not be able to repair the property or may stop paying their mortgages if the property is damaged. A natural disaster that results in a significant number of delinquencies would cause increased foreclosures and decrease our ability to recover losses on properties affected by such disasters and would harm our financial condition and results of operations.

Loans made to nonconforming mortgage borrowers entail relatively higher delinquency and loss rates. Lenders in the nonconforming mortgage banking industry make loans to borrowers who have impaired or limited credit histories, limited documentation of income and higher debt-to-income ratios than traditional mortgage lenders allow. Mortgage loans made to nonconforming mortgage loan borrowers generally entail a relatively higher risk of delinquency and foreclosure than mortgage loans made to borrowers with better credit and, therefore, may result in higher levels of realized losses. Any failure by us to adequately address the risks of nonconforming lending could harm our financial condition and results of operations.

Various legal proceedings could adversely affect our financial condition or results of operations. In the course of our business, we are subject to various legal proceedings and claims. Since April 2004, a number of substantially similar securities class action lawsuits have been filed and consolidated into a single action in the United States District Court of the Western District of Missouri and several derivative lawsuits have been filed in the United States District Court in Kansas City and in Missouri and Maryland state courts against us and/or several of our executive officers and/or directors. The complaints generally claim that the defendants are liable for making or failing to prevent alleged misstatements or omissions in our public disclosures. On January 14, 2005, we filed a motion to dismiss the securities class action lawsuit, and on May 12, 2005, the court denied such motion. In April 2004, we received notice of an informal inquiry from the Commission requesting that we provide various documents relating to our business. We have cooperated fully with the Commission’s inquiry and provided it with the requested information. We last provided information to the Commission in October 2004. We have received no additional requests or inquiries from the Commission since that time. In January 2005, we agreed upon a settlement in the class and collective action regarding the allegation that NovaStar Home Mortgage failed to pay members of the class overtime premium and minimum wage as required by the Fair Labor Standards Act and California state laws. The settlement is subject to court approval. The resolution of these legal matters or other legal matters could result in material adverse impact on our results of operations, financial condition and business prospects.

A prolonged economic slowdown or a decline in the real estate market could harm our results of operations. A substantial portion of our mortgage assets consist of single-family mortgage loans or mortgage securities—available-for-sale evidencing interests in single-family mortgage loans. Because we make a substantial number of loans to credit-impaired borrowers, the actual rates of delinquencies, foreclosures and losses on these loans could be higher during economic slowdowns. Any sustained period of increased delinquencies, foreclosures or losses could also harm our ability to sell loans, the prices we receive for our loans, the values of our mortgage loans held for sale or our residual interests in securitizations, which could harm our financial condition and results of operations. In addition, any material decline in real estate values would weaken our collateral loan-to-value ratios and increase the possibility of loss if a borrower defaults. In such event, we will be subject to the risk of loss on such mortgage asset arising from borrower defaults to the extent not covered by third-party credit enhancement.

Regulation as an investment company could harm our business; efforts to avoid regulation as an investment company could limit our operations. We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. The Investment Company Act, if deemed applicable to us, would prevent us from conducting our business as described in this prospectus by, among other things, substantially limiting our ability to use leverage. The Investment Company Act does not regulate entities that are primarily engaged, directly or indirectly, in a business “other than that of investing, reinvesting, owning, holding or trading in securities,” or that are primarily engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” Under the Commission’s current interpretation, in order to qualify for the latter exemption we must maintain at least 55% of our assets directly in “qualifying real estate interests” and at least an additional 25% of our assets in other real estate-related assets or additional qualifying real estate interests. Although we believe that it should not be difficult to maintain at least 80% of our assets in real estate-related assets, the requirement that at least 55% of our assets constitute qualifying assets is more limiting. For example, the Commission has taken the position that mortgage-backed securities for which we do not own all of the securities issued and with respect to which we do not obtain the right to foreclose on the related mortgage loans do not constitute “qualifying real estate interests” for purposes of the 55% test, even if they are treated more favorably under the REIT tax rules. If we rely on this exemption from registration as an investment company under the Investment Company Act, our ability to invest in assets that would otherwise meet our investment strategies will be limited. If we are subject to the Investment Company Act and fail to qualify for an applicable exemption from the Investment Company Act, we could not operate our business efficiently under the regulatory scheme imposed on investment companies under the Investment Company Act. Accordingly, we could be required to restructure our activities which could materially adversely affect our financial condition and results of operations.

Our failure to comply with federal, state or local regulation of, or licensing requirements with respect to, mortgage lending, loan servicing, broker compensation programs, local branch operations or other aspects of our business could harm our operations and profitability. As a mortgage lender, loan servicer and broker, we are subject to an extensive body of both state and federal law. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan origination and servicing activities. As a result, it may be more difficult to comprehensively identify and accurately interpret all of these laws and regulations and to properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations. Also, in our branch operations, we allow our branch managers relative autonomy, which could result in our facing greater exposure to third-party claims if our compliance programs are not strictly adhered to.

Our failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of licensure;

•	damage to our reputation in the industry;

•	inability to sell or securitize our loans;

•	demands for indemnification or loan repurchases from purchasers of our loans;

•	fines and penalties and litigation, including class action lawsuits; or

•	administrative enforcement actions.

Any of these results could harm our results of operations, financial condition and business prospects.

We face loss exposure due to fraudulent and negligent acts on the part of loan applicants, employees, mortgage brokers and other third parties. When we originate or purchase mortgage loans, we rely heavily upon information provided to us by third parties, including information relating to the loan application, property appraisal, title information and employment and income documentation. If any of this information is fraudulently or negligently misrepresented to us and such misrepresentation is not detected by us prior to loan funding, the value of the loan may be significantly lower than we expected. Whether a misrepresentation is made by the loan applicant, the loan broker, one of our employees, or any other third party, we generally bear the risk of loss associated with it. A loan subject to misrepresentation typically cannot be sold and subject to repurchase by us if it is sold prior to our detection of the misrepresentation. Even though we may have rights against the person(s) who knew or made the misrepresentation, we may not be able to recover against such persons the amount of the monetary loss we incurred as a result of the misrepresentation.

New legislation could restrict our ability to make mortgage loans, which could harm our earnings. Several states, cities or other government entities are considering or have passed laws, regulations or ordinances aimed at curbing predatory lending practices. The federal government is also considering legislative and regulatory proposals in this regard. In general, these proposals involve lowering the existing thresholds for defining a “high-cost” loan and establish enhanced protections and remedies for borrowers who receive such loans. Passage of these laws and rules could reduce our loan origination volume. In addition, many whole loan buyers may elect not to purchase any loan labeled as a “high cost” loan under any local, state or federal law or regulation. Rating agencies likewise may refuse to rate securities backed by such loans. Accordingly, these laws and rules could severely restrict the secondary market for a significant portion of our loan production. This would effectively preclude us from continuing to originate loans either in jurisdictions unacceptable to the rating agencies or that exceed the newly defined thresholds which could harm our results of operations and business prospects.

New legislation related to corporate governance may increase our costs of compliance and our liability. Recently enacted and proposed laws, regulations and standards relating to corporate governance and disclosure requirements applicable to public companies, including the Sarbanes-Oxley Act of 2002, new Commission regulations and New York Stock Exchange rules have increased the costs of corporate governance, reporting and disclosure practices. These costs may increase in the future due to our continuing implementation of compliance programs mandated by these requirements. In addition, these new laws, rules and regulations create new legal bases for administrative enforcement, civil and criminal proceedings against us in case of non-compliance, thereby increasing our risks of liability and potential sanctions.

Intense competition in the nonconforming mortgage loan industry may harm our financial condition. We face intense competition, primarily from commercial banks, savings and loans, and other independent mortgage lenders, including internet-based lending companies and other mortgage REITs. Competitors with lower costs of capital have a competitive advantage over us. In addition, establishing a mortgage lending operation such as ours requires a relatively small commitment of capital and human resources, which permits new competitors to enter our markets quickly and to effectively compete with us. Furthermore, national banks, thrifts and their operating subsidiaries are generally exempt from complying with many of the state and local laws that affect our operations, such as the prohibition on prepayment penalties. Thus, they may be able to provide more competitive pricing and terms than we can offer. Any increase in the competition among lenders to originate nonconforming mortgage loans may result in either reduced income on mortgage loans compared to present levels, or revised underwriting standards permitting higher loan-to-value ratios on properties securing nonconforming mortgage loans, either of which could adversely affect our results of operations, financial condition or business prospects. In addition, the government-sponsored entities, Fannie Mae and Freddie Mac, may also expand their participation in the subprime mortgage industry. To the extent they materially expand their purchase of subprime loans, our ability to profitably originate and purchase mortgage loans may be adversely affected because their size and cost-of-funds advantage allows them to purchase loans with lower rates or fees than we are willing to offer. The intense competition in the subprime mortgage industry has also led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the internet, we may be required to make significant changes to our current wholesale and retail structures and information systems to compete effectively. Our inability to continue enhancing our current internet capabilities, or to adapt to other technological changes in the industry, could adversely affect our results of operations and business prospects.

Our business could be adversely affected if we experienced an interruption in or breach of our communication or information systems or if we were unable to safeguard the security and privacy of the personal financial information we receive. We rely heavily upon communications and information systems to conduct our business. Any material interruption or breach in security of our communication or information systems or the third-party systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan servicing. Additionally, in connection with our loan file due diligence reviews, we have access to the personal financial information of the borrowers which is highly sensitive and confidential, and subject to significant federal and state regulation. If a third party were to misappropriate this information, we potentially could be subject to both private and public legal actions. Although we have policies and procedures designed to safeguard confidential information, we cannot assure you that these policies and safeguards are sufficient to prevent the misappropriation of confidential information, that our policies and safeguards will be deemed compliant with any existing federal or state laws or regulations governing privacy, or with those laws or regulations that may be adopted in the future.

Our reported GAAP financial results differ from the taxable income results that drive our dividend distributions, and our consolidated balance sheet, income statement, and statement of cash flows as reported for GAAP purposes may be difficult to interpret. We manage our business based on long-term opportunities to earn cash flows. Our dividend distributions are driven by our dividend distribution requirements under the REIT tax laws and our profits as calculated for tax purposes pursuant to the Code. Our reported results for GAAP purposes differ materially, however, from both our cash flows and our taxable income. We transfer mortgage loans or mortgage securities—available-for-sale into securitization trusts to obtain long-term non-recourse funding for these assets. When we surrender control over the transferred mortgage loans or mortgage securities—available-for-sale, the transaction is accounted for as a sale. When we retain control over the transferred mortgage loans or mortgage securities available-for-sale, the transaction is accounted for as a secured borrowing. These securitization transactions do not differ materially in their structure or cash flow generation characteristics, yet under GAAP accounting these transactions are recorded differently. In a securitization transaction accounted for as a sale, we record a gain or loss on the assets transferred in our income statement and we record the retained interests at fair value on our balance sheet. In a securitization transaction accounted for as a secured borrowing, we consolidate all the assets and liabilities of the trust on our financial statements (and thus do not show the retained interest we own as an asset). As a result of this and other accounting issues, stockholders and analysts must undertake a complex analysis to understand our economic cash flows, actual financial leverage, and dividend distribution requirements. This complexity may cause trading in our stock to be relatively illiquid or may lead observers to misinterpret our results.

Market values for our mortgage assets and hedges can be volatile. For GAAP purposes, we mark-to-market our non-hedging derivative instruments through our GAAP consolidated income statement and we mark-to-market our mortgage securities—available-for-sale through our GAAP consolidated balance sheet through other comprehensive income unless the mortgage securities are in an unrealized loss position which has been deemed as an other-than-temporary impairment. An other-than-temporary impairment is recorded through the income statement in the period incurred. Additionally, we do not mark-to-market our loans held for sale as they are carried at lower of cost or market, as such, any change in market value would not be recorded through our income statement until the related loans are sold. If we sell an asset that has not been marked-to-market through our income statement at a reduced market price relative to its basis, our reported earnings will be reduced. A decrease in market value of our mortgage assets may or may not result in a deterioration in future cash flows. As a result, changes in our GAAP consolidated income statement and balance sheet due to market value adjustments should be interpreted with care.

The inability to attract and retain qualified employees could significantly harm our business. We depend on the continued service of our top executives, including our chief executive officer and president. To the extent that one or more of our top executives are no longer employed by us, our operations and business prospects may be adversely affected. We also depend on our wholesale account executives and retail loan officers to attract borrowers by, among other things, developing relationships with financial institutions, other mortgage companies and brokers, real estate agents, borrowers and others. The market for skilled account executives and loan officers is highly competitive and historically has experienced a high rate of turnover. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs. If we are unable to attract or retain a sufficient number of skilled account executives at manageable costs, we will be unable to continue to originate quality mortgage loans that we are able to sell for a profit, which would harm our results of operations, financial condition and business prospects.

We are subject to the risk that provisions of our loan agreements may be unenforceable. Our rights and obligations with respect to our loans are governed by written loan agreements and related documentation. It is possible that a court could determine that one or more provisions of a loan agreement are unenforceable, such as a loan prepayment provision or the provisions governing our security interest in the underlying collateral. If this were to happen with respect to a material asset or group of assets, we could be required to repurchase these loans and may not be able to sell or liquidate the loans.

If many of our borrowers become subject to the Servicemembers Civil Relief Act of 2003, cash flows from our mortgage securities—available-for-sale may be harmed. Under the Servicemembers Civil Relief Act, a borrower who enters military service or who was on reserve status and is called to active duty after origination of the mortgage loan generally may not be charged interest above an annual rate of 6% during the period of the borrower’s active duty status. A prolonged, significant military mobilization as part of the war on terrorism or the war in Iraq could reduce the interest payments collected from those borrowers. To the extent a significant number of borrowers are subject to the Act, the cash flows we receive from loans underlying our mortgage securities—available-for-sale would be reduced, which could cause us to reduce the carrying value of such securities and could decrease our earnings. In addition, the Act limits the ability of the servicer to foreclose on an affected mortgage loan during the borrower’s period of active duty status, and, under certain circumstances, during an additional three month period thereafter. Any resulting reduction in our cash flows or impairment in our performance could harm our results of operations, financial condition and business prospects.

We are exposed to the risk of environmental liabilities with respect to properties to which we take title. In the course of our business, we occasionally foreclose and take title to residential properties and as a result could become subject to environmental liabilities associated with these properties. We may be held liable for property damage, personal injury, investigation, and cleanup costs incurred in connection with environmental contamination. These costs could be substantial. If we ever become subject to significant environmental liabilities, our financial condition and results of operations could be adversely affected.

Current loan performance data may not be indicative of future results. When making capital budgeting and other decisions, we use projections, estimates and assumptions based on our experience with mortgage loans. Actual results and the timing of certain events could differ materially in adverse ways from those projected, due to factors including changes in general economic conditions, fluctuations in interest rates, fluctuations in mortgage loan prepayment rates and fluctuations in losses due to defaults on mortgage loans. These differences and fluctuations could rise to levels that may adversely affect our profitability.

Changes in Internal Revenue Service regulations regarding the timing of income recognition and/or deductions could materially adversely affect the amount of our dividends. On September 30, 2004, the Internal Revenue Service, or the IRS, released Announcement 2004-75, which describes rules that may be included in proposed IRS regulations regarding the timing of recognizing income and/or deductions attributable to interest-only securities. We believe the effect of these regulations, if adopted, would narrow the spread between book income and taxable income on the interest-only securities we hold and would thus reduce our taxable income. A significant portion of our mortgage securities—available-for-sale consist of interest-only securities. If regulations are adopted by the IRS that reduce our taxable income, our dividend may be reduced because the amount of our dividend is entirely dependent upon our taxable income.

We may be subject to tax if we do not comply with certain distribution requirements. To the extent that a REIT satisfies the 90% distribution requirement, but distributes less than 100% of its taxable income, it will be subject to federal corporate income tax on its undistributed income. In addition, a REIT will incur a 4% nondeductible excise tax on the amount, if any, by which its distributions in any calendar year are less than the sum of:

•	85% of its REIT ordinary income for that year; plus

•	95% of its REIT capital gain net income for that year; plus

•	100% of its undistributed taxable income from prior years.

We expect that we will be subject to that 4% excise tax in some years, if not every year.

Risks Related to Our Borrowing and Securitization Activities

Our growth is dependent on leverage, which may create other risks. Our success is dependent, in part, upon our ability to grow our assets through the use of leverage. Leverage creates an opportunity for increased net income, but at the same time creates risks. For example, leveraging magnifies changes in our net worth. We will incur leverage only when there is an expectation that it will enhance returns, although there can be no assurance that our use of leverage will prove to be beneficial. Moreover, there can be no assurance that we will be able to meet our debt service obligations and, to the extent that we cannot, our ability to make expected minimum REIT dividend requirements to stockholders will be adversely affected. Furthermore, if we were to liquidate, our debt holders and lenders will receive a distribution of our available assets before any distributions are made to our common stockholders.

Possible market developments could cause our lenders to require us to pledge additional assets as collateral; if our assets are insufficient to meet such collateral requirements, then we may be compelled to liquidate particular assets at an inopportune time, which could jeopardize our REIT status or cause us to incur losses. Possible market developments, including a sharp rise in interest rates, a change in prepayment rates or increasing market concern about the value or liquidity of the types of mortgage assets in our portfolio, may reduce the market value of our portfolio, which may cause our lenders to require additional collateral or otherwise limit our ability to borrow. This requirement for additional collateral may compel us to liquidate our assets at a disadvantageous time. If the sales are made at prices lower than the amortized cost of such investments, we would incur losses. In addition, by changing our mix of investments, we might jeopardize our status as a REIT or federal tax purposes, or an exemption from the Investment Company Act.

An interruption or reduction in the securitization market or change in terms offered by this market would hurt our financial position. We are dependent on the securitization market for the sale of our loans because we securitize loans directly and many of our whole loan buyers purchase our loans with the intention to securitize. The securitization market is dependent upon a number of factors, including general economic conditions, conditions in the securities market generally and in the asset-backed securities market specifically. Similarly, poor performance of our previously securitized loans could harm our access to the securitization market. In addition, a court recently found a lender and securitization underwriter liable for consumer fraud committed by a company to whom they provided financing and underwriting services. In the event other courts or regulators adopted the same liability theory, lenders and underwriters could be named as defendants in more litigation and as a result they may exit the business or charge more for their services, all of which could have a negative impact on our ability to securitize the loans we originate and the securitization market in general. A decline in our ability to obtain long-term funding for our mortgage loans in the securitization market in general, or in our ability to obtain attractive terms or in the market’s demand for our loans could harm our results of operations, financial condition and business prospects.

Failure to renew or obtain adequate funding under warehouse repurchase agreements may harm our lending operations. We are currently dependent upon a number of credit facilities for funding of our mortgage loan originations and acquisitions. Any failure to renew or obtain adequate funding under these financing arrangements for any reason, including our inability to meet the covenants contained in such arrangements, could harm our lending operations and our overall performance. An increase in the cost of financing in excess of any change in the income derived from our mortgage assets could also harm our earnings and reduce the cash available for distribution to our stockholders. In October 1998, the subprime mortgage loan market faced a liquidity crisis with respect to the availability of short-term borrowings from major lenders and long-term borrowings through securitization. At that time, we faced significant liquidity constraints which harmed our business and our profitability. We can provide no assurance that those adverse circumstances will not recur.

Financing with repurchase agreements may lead to margin calls if the market value of our mortgage assets declines. We use repurchase agreements to finance our acquisition of mortgage assets in the short-term. In a repurchase agreement, we sell an asset and agree to repurchase the same asset at some point in time in the future. Generally, the repurchase agreements we enter into provide that we must repurchase the asset in 30 days. For financial accounting purposes, these arrangements are treated as secured financings. We retain the assets on our balance sheet and record an obligation to repurchase the asset. The amount we may borrow under these arrangements is generally 95% to 100% of the asset market value with respect to mortgage loans and 65% to 80% of the asset market value with respect to mortgage securities—available-for-sale. When asset market values decrease, we are required to repay the margin, or difference in market value. To the extent the market values of assets financed with repurchase agreements decline rapidly, we will be required to meet cash margin calls. If cash is unavailable to meet margin calls, or if we fail to satisfy certain financial covenants set forth in the repurchase agreements, we may default on our obligations under the applicable repurchase agreement. In that event, the lender retains the right to liquidate the collateral we provided to it to settle the amount due from us.

We have credit exposure with respect to loans we sell to the whole loan market and loans we sell to securitization entities. We have potential credit and liquidity exposure for loans that are the subject of fraud, irregularities in their loan files or process, or that result in our breaching the representations and warranties in the contract of sale. In addition, when we sell loans to the whole loan market we have exposure for loans that default. In these cases, we may be obligated to repurchase loans at principal value, which could result in a significant decline in our available cash. When we purchase loans from a third party that we sell into the whole loan market or to a securitization trust, we obtain representations and warranties from the counter-parties that sold the loans to us that generally parallel the representations and warranties we provided to our purchasers. As a result, we believe we have the potential for recourse against the seller of the loans. However, if the representations and warranties are not parallel, or if the original seller is not in a financial position to be able to repurchase the loan, we may have to use cash resources to repurchase loans which could adversely affect our liquidity.

Competition in the securitization market may negatively affect our net income. Competition in the business of sponsoring securitizations of the type we focus on is increasing as Wall Street broker-dealers, mortgage REITs, investment management companies, and other financial institutions expand their activities or enter this field. Increased competition could reduce our securitization margins if we have to pay a higher price for the long-term funding of these assets. To the extent that our securitization margins erode, our results of operations will be negatively impacted.

Differences in our actual experience compared to the assumptions that we use to determine the value of our mortgage securities—available-for-sale could adversely affect our financial position. Currently, our securitization of mortgage loans are structured to be treated as sales for financial reporting purposes and, therefore, result in gain recognition at closing. Delinquency, loss, prepayment and discount rate assumptions have a material impact on the amount of gain recognized and on the carrying value of the retained mortgage securities—available-for-sale. The gain on sale method of accounting may create volatile earnings in certain environments, including when loan securitizations are not completed on a consistent schedule. If our actual experience differs materially from the assumptions that we use to determine the value of our mortgage securities—available-for-sale, future cash flows, and results of operations could be negatively affected.

Changes in accounting standards might cause us to alter the way we structure or account for securitizations. Changes could be made to the current accounting standards which could affect the way we structure or account for securitizations. For example, if changes were made in the types of transactions eligible for gain on sale treatment, we may have to change the way we account for securitizations, which may harm our results of operations or financial condition.

Risks Related to Interest Rates and Our Hedging Strategies

Changes in interest rates may harm our results of operations. Our results of operations are likely to be harmed during any period of unexpected or rapid changes in interest rates. Interest rate changes could affect us in the following ways:

•	a substantial or sustained increase in interest rates could harm our ability to originate or acquire mortgage loans in expected volumes, which could result in a decrease in our cash flow and in our ability to support our fixed overhead expense levels;

•	interest rate fluctuations may harm our earnings as a result of potential changes in the spread between the interest rates on our borrowings and the interest rates on our mortgage assets;

•	mortgage prepayment rates vary depending on such factors as mortgage interest rates and market conditions, and changes in anticipated prepayment rates may harm our earnings; and

•	when we securitize loans, the value of the residual interests we retain and the income we receive from them are based primarily on the London Inter-Bank Offered Rate, or LIBOR, and an increase in LIBOR reduces the net income we receive from, and the value of, these residual interests.

Any of the foregoing results from changing interest rates may adversely affect our results from operations.

Hedging against interest rate exposure may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on interest rates, the type of mortgage assets held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	hedging instruments involve risk because they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities; consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions, and the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements;

•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the party owing money in the hedging transaction may default on its obligation to pay, and a default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits; and

•	we may not be able to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risks.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions.

Complying with REIT requirements may limit our ability to hedge effectively. We attempt to minimize exposure to interest rate fluctuations by hedging. The REIT provisions of the Code limit our ability to hedge mortgage assets and related borrowings by requiring us to limit our income in each year from any qualified hedges, together with any other income not generated from qualified real estate assets, to no more than 25% of our gross income. The fair market value of a hedging instrument will not be counted as a qualified asset for the purposes of satisfying this requirement. In addition, we must limit our aggregate income from non-qualified hedging transactions and from other non-qualifying sources to no more than 5% of our annual gross income. As a result, we may have to limit our use of advantageous hedging techniques. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur. If we violate the 5% or 25% limitations, we may have to pay a penalty tax equal to the amount of income in excess of those limitations, multiplied by a fraction intended to reflect our profitability. In addition, if we fail to observe these limitations, we could lose our REIT status for federal income tax purposes unless our failure was due to reasonable cause and not due to willful neglect.

Risks Related to this Offering

Investors in our common stock may experience losses, volatility and poor liquidity, and we may reduce or delay payment of our dividends in a variety of circumstances. Our earnings, cash flow, book value and dividends can be volatile and difficult to predict. Investors should not rely on predictions or management beliefs. Although we seek to pay a regular common stock dividend at a rate that is sustainable, we may reduce our dividend payments in the future for a variety of reasons. We may not provide public warnings of such dividend reductions or payment delays prior to their occurrence. Fluctuations in our current and prospective earnings, cash flow and dividends, as well as many other factors such as perceptions, economic conditions, stock market conditions, and the like, can affect the price of our common stock. Investors may experience volatile returns and material losses. In addition, liquidity in the trading of our common stock may be insufficient to allow investors to sell their stock in a timely manner or at a reasonable price.

Restrictions on ownership of capital stock may inhibit market activity and the resulting opportunity for holders of our capital stock to receive a premium for their securities. In order for us to meet the requirements for qualification as a REIT, our charter generally prohibits any person from acquiring or holding, directly or indirectly, (i) shares of our common stock in excess of 9.8% (in value or number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock or (ii) shares of our capital stock in excess of 9.8% in value of the aggregate of the outstanding shares of our capital stock. These restrictions may inhibit market activity and the resulting opportunity for the holders of our capital stock to receive a premium for their stock that might otherwise exist in the absence of such restrictions.

The market price of our common stock and trading volume may be volatile, which could result in substantial losses for our stockholders. The market price of our common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	general market and economic conditions;

•	actual or anticipated changes in our future financial performance;

•	actual or anticipated changes in market interest rates;

•	actual or anticipated changes in the amount of our dividend or any delay in the payment of a dividend;

•	competitive developments, including announcements by us or our competitors of new products or services;

•	the operations and stock performance of our competitors;

•	developments in the mortgage lending industry or the financial services sector generally;

•	the impact of new state or federal legislation or court decisions restricting the activities of lenders or suppliers of credit in our market;

•	fluctuations in our quarterly operating results;

•	actual or anticipated changes in financial estimates by securities analysts;

•	sales, or the perception that sales could occur, of a substantial number of shares of our common stock by insiders;

•	additions or departures of senior management and key personnel; and

•	actions by institutional stockholders.

We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations.

There is no assurance of an active public trading market. Our common stock’s trading volume is relatively low compared to the securities of many other companies listed on the New York Stock Exchange. There is no assurance that an active public trading market for our common stock will be sustained in which case the trading price of our common stock could be adversely affected and your ability to transfer your shares of our common stock may be limited.

We may issue additional shares that may cause dilution and may depress the price of our common stock.

Our charter permits our board of directors, without stockholder approval, to:

•	authorize the issuance of additional shares of common stock or preferred stock without stockholder approval, including the issuance of shares of preferred stock that have preference rights over the common stock with respect to dividends, liquidation, voting and other matters or shares of common stock that have preference rights over our common stock with respect to voting; and

•	classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares.

In the future, we will seek to access the capital markets from time to time by making additional offerings of securities, including debt instruments, preferred stock or common stock, or warrants to purchase preferred stock or common stock. Additional equity offerings by us may dilute your interest in us or reduce the market price of our common stock, or both. Our outstanding shares of preferred stock have, and any additional series of preferred stock may also have, a preference on distribution payments that could limit our ability to make a distribution to you. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the market price of our common stock and diluting your interest in us.

Past issuances of our common stock pursuant to our 401(k) plan and our Direct Stock Purchase and Dividend Reinvestment Plan may not have complied with the registration requirements of the securities laws. To the extent that registration requirements were not met, purchasers of certain of these shares could require us to repurchase such shares. We maintain a number of equity-based compensation plans for our employees, including a 401(k) plan, and a Direct Stock Purchase and Dividend Reinvestment Plan for our employees and the public. We have recently discovered that we may have inadvertently sold up to approximately 50,000 shares under our 401(k) plan and up to approximately 287,000 shares under our Direct Stock Purchase and Dividend Reinvestment Plan in the last twelve months in a manner that may not have complied with the registration requirements of applicable securities laws. In connection with sales under our 401(k) plan, the shares were purchased in the open market and as a result we did not receive any proceeds from such transactions, which may not be deemed to be sales for these purposes. In connection with sales of up to approximately 287,000 shares that were not registered under our Direct Stock Purchase and Dividend Reinvestment Plan in May 2005, we received approximately $10.8 million in net proceeds. As a result, the holders of unregistered shares may have rescission rights or the right to recover damages if they no longer own such shares. As a result of these potential rescission rights, we could be required to repurchase the shares for an amount equal to the sale price of all shares sold less dividends paid, which we currently estimate to be $12.8 million, exclusive of any interest or other costs. This amount could be higher if it is ultimately determined that additional unregistered shares were sold. Furthermore, we could be subject to monetary fines or other regulatory sanctions as provided under applicable securities laws. We are currently evaluating whether an offer of rescission to those persons who received unregistered shares of our common stock is advisable.

BUSINESS

Overview

We are a specialty finance company that originates, purchases, sells, invests in and services residential nonconforming loans. We offer a wide range of mortgage loan products to borrowers, commonly referred to as “nonconforming borrowers,” who generally do not satisfy the credit, collateral, documentation or other underwriting standards prescribed by conventional mortgage lenders and loan buyers, including federal government-sponsored entities such as Fannie Mae or Freddie Mac. We retain significant interests in the nonconforming loans we originate and purchase through our mortgage securities investment portfolio. Through our servicing platform, we then service all of the loans in which we retain interests, in order to better manage the credit performance of those loans.

We have elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code. We believe that the tax-advantaged structure of a REIT maximizes the after-tax returns from our mortgage assets. We must meet numerous rules established by statute to retain our status as a REIT. In summary, among others, they require us to:

•	restrict investments to certain real estate related assets;

•	avoid certain investment trading and hedging activities; and

•	distribute at least 90% of taxable income to stockholders.

As long as we maintain our REIT status, distributions to our stockholders will generally be deductible by us for income tax purposes. This deduction effectively eliminates corporate level income taxes. NovaStar Mortgage, Inc., or NovaStar Mortgage, and certain other of our subsidiaries are operated as “taxable REIT subsidiaries” under the REIT tax rules. As such, any earnings that we derive through NovaStar Mortgage and our other taxable REIT subsidiaries are effectively subject to a corporate level tax. We believe the REIT structure is one of the most desirable for owning loans and mortgage securities and conducting mortgage operations. We believe we have met, and will continue to meet, the requirements to maintain our REIT status.

We are self-advised and self-managed. We do not need to rely and do not rely, on a third-party advisor to provide portfolio investment advice or third party manager for the day-to-day administration of our business operations. We believe that our structure favorably distinguishes us from other mortgage REITs.

NovaStar Financial, Inc., or NovaStar Financial, was incorporated in the State of Maryland on September 13, 1996 and began operations in December 1996. Our principal executive offices are located at 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114. Our telephone number is (816) 237-7000.

THE PLAN

The Direct Stock Purchase and Dividend Reinvestment Plan (the “Plan”) was adopted by our Board of Directors on January 29, 2003, became effective on May 28, 2003, and was amended as of July 6, 2005.

The following series of questions and answers explains and constitutes the Plan in its entirety. Stockholders who do not participate in the Plan will receive cash dividends, as authorized by our board of directors and declared by us, and paid in the usual manner.

PURPOSE

1. What is the purpose of the Plan?

The primary purpose of the Plan is to provide eligible holders of shares of our common stock and interested new investors with a convenient and economical method of increasing their investment in us by investing cash dividends or Optional Cash Payments, or both, in additional shares of common stock without payment of any brokerage commission or service charge and at a discount ranging from 0% to 3% from the Market Price, as defined in Question 11.

We may also use the Plan to raise additional capital through the sale each month of a portion of the shares available for issuance under the Plan to owners of shares and interested new investors (including brokers or dealers) who, in connection with any resales of such shares, may be deemed to be underwriters. Our ability to waive limitations applicable to the amounts which participants may invest pursuant to the Plan’s Optional Cash Payment feature will allow for these sales.

Under the Plan, if you purchase shares directly from us, the net proceeds of the sale of those shares will be used to purchase additional mortgage assets and for general corporate purposes.

The Plan is intended for the benefit of our investors and not for individuals or investors who engage in transactions which may cause aberrations in the price or trading volume of shares of common stock. From time to time, financial intermediaries may engage in positioning transactions to benefit from the discount from the Market Price of the shares of common stock acquired through the reinvestment of dividends or Optional Cash Payments under the Plan. Those transactions may cause fluctuations in the price or trading volume of the shares of our common stock. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible holders of shares of common stock or interested new investors to eliminate practices which are, in our sole discretion, not consistent with the purposes or operation of the Plan or which adversely affect the price of the shares of common stock.

AVAILABLE OPTIONS

2. What options are available under the Plan?

Stock Purchase Program. Each month, you may elect to invest Optional Cash Payments in additional shares of common stock, subject to a minimum purchase of $100 and a maximum per month purchase limit of $10,000, subject to waiver. You may make Optional Cash Payments each month even if you do not reinvest dividends.

Dividend Reinvestment Program. Holders of our common stock who wish to participate in the Plan, whether Record Owners, Beneficial Owners, and interested new investors who make an initial investment through the Stock Purchase program described above, each a Participant, may elect to have all, a percentage, or none of their cash dividends paid on their shares of our common stock automatically reinvested in additional shares of common stock through the Dividend Reinvestment program. Cash dividends are paid on our common stock when and as authorized by our Board of Directors and declared by us, generally on a quarterly basis. Subject to the availability of shares of common stock registered for issuance under the Plan and subject to certain ownership limitations contained in our charter, there is no limitation on the amount of dividends you may reinvest under the dividend reinvestment feature of the Plan.

BENEFITS AND DISADVANTAGES

3. What are the benefits and disadvantages of the Plan?

Benefits

(a) The Plan provides you with the opportunity to automatically reinvest cash dividends paid on all or a percentage of your common stock in additional shares of common stock without payment of any brokerage commission or service charge and at a discount from the Market Price ranging from 0% to 3%.

(b) Whether you are an eligible stockholder or a new investor, the Plan provides you with the opportunity to make monthly investments of Optional Cash Payments, subject to minimum and maximum amounts, for the purchase of additional shares of common stock. If you purchase shares of common stock under the Optional Cash Payment program, you will not pay any brokerage commission or service charge, and your purchase price will be less a discount ranging from 0% to 3% from the Market Price.

(c) All cash dividends paid on participants’ Plan shares enrolled in the Dividend Reinvestment program can be fully invested in additional shares of common stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

(d) The Plan Administrator, at no charge to you and at your election, either sends certificates to you for optional shares purchased or provides for the safekeeping of stock certificates for shares credited to each Plan account.

(e) As a participant in the Plan, you may also elect to deposit with the Plan Administrator certificates for your other common stock registered in your name for safekeeping without charge. Because you bear the risk of loss in sending certificates to the Plan Administrator, certificates should be sent by registered mail, return receipt requested, and properly insured to the address specified in Question 4 below. If certificates are later issued either upon your request or upon termination of your participation, new, differently numbered certificates will be issued.

(f) Periodic statements reflecting all current activity, including purchases, sales and latest balances, will simplify your record keeping.

Disadvantages

(a) Neither we nor the Plan Administrator will pay interest on dividends or Optional Cash Payments held pending reinvestment or investment. In addition, Optional Cash Payments of less than $100 and that amount of any Optional Cash Payment which exceeds the maximum monthly purchase limit of $10,000, unless such upper limit has been waived by us, may be subject to return to you without interest. In addition, for pre-approved Optional Cash Payments in excess of $10,000 used to purchase common stock directly from us, if the Threshold Price, if any, is not met or the Maximum Price you specified is exceeded, a portion or all of your Optional Cash Payments may be subject to return to you without interest.

(b) Generally, with respect to Optional Cash Payments, the actual number of shares to be issued to your Plan account will not be determined until after the end of the relevant Pricing Period in the case of shares purchased directly from us or until after the Plan Administrator has completed the purchases of common stock in the case of shares purchased in the open market. Therefore, you will not know the actual number of shares, if any, you have purchased until after the relevant Investment Date.

(c) With respect to shares acquired from us, while the Plan will provide for a discount from the Market Price during the Pricing Period, the Market Price, as so discounted, may exceed the price at which shares of our common stock are trading on the Investment Date, when the shares are issued or thereafter. The trading price on the Investment Date generally governs the amount of taxable income to stockholders.

(d) Because Optional Cash Payments must be received by the Plan Administrator by the Optional Cash Payment Due Date, such payments may be exposed to changes in market conditions for a longer period of time than in the case of typical secondary market transactions. In addition, Optional Cash Payments once received by the Plan Administrator will not be returned to you unless you send a written request to the Plan Administrator at least three business days before the Optional Cash Payment Due Date with respect to that payment.

(e) There is a nominal fee per transaction, a brokerage commission and applicable share transfer taxes on resales that you may be required to pay to the Plan Administrator if you request that the Plan Administrator sell some or all or your shares of common stock credited to your Plan account.

(f) If you chose to reinvest cash dividends, you will be treated for federal income tax purposes as having received a distribution in cash on the dividend payment date. You will have to use other funds (or sell a percentage of the common stock received) to fund the resulting tax liability.

Prospective investors should carefully consider the matters described in the Risk Factors section of the prospectus before making an investment in our common stock.

ADMINISTRATION

4. Who Administers the Plan?

We have retained UMB Bank N.A., as the Plan Administrator, to administer the Plan, keep records, send statements of account activity, and perform other duties relating to the Plan. The mailing address, telephone number, website and email addresses are:

UMB Bank N.A.

Securities Transfer Division

928 Grand Boulevard, 5th Floor

Kansas City, Missouri 64106

Telephone (800) 884-4225

http://www.umb.com/business/shareholder

email: stock.transfer@umb.com

Certificates for Plan shares purchased pursuant to the Stock Purchase program but not designated for investment in the Dividend Reinvestment program will be sent to you or held by the Plan Administrator, at your discretion, free of charge. Plan shares designated for the Dividend Reinvestment program will be held by the Plan Administrator and registered in the Plan Administrator’s name (or its nominee) as agent for each Participant in the Plan. As record holder for the Plan shares, the Plan Administrator will receive dividends held on the dividend Record Date, will credit such dividends to Participants’ accounts on the basis of whole or fractional shares held in such accounts, and will automatically reinvest such dividends in additional shares of common stock according to the percentage of the Participants’ shares of stock designated to reinvest. Any remaining percentage of cash dividends not designated for reinvestment will be sent to you. If the Plan Administrator resigns or otherwise ceases to act as Plan Administrator, we will appoint a new Plan Administrator to administer the Plan, and advise you of the change.

The Plan Administrator also acts as dividend disbursing agent, transfer agent, and registrar for our common stock.

PARTICIPATION

For purposes of this section, responses are generally directed (a) to existing stockholders, according to the method by which their shares are held, or (b) to investors who are not currently stockholders but would like to make an initial purchase of common stock to become a Participant.

5. Who is eligible to participate?

A Record Owner (which means a stockholder who owns shares of common stock in his or her own name) or a Beneficial Owner (which means a stockholder who beneficially owns shares of common stock that are registered in a name other than his or her own name, for example, in the name of a broker, bank, or other nominee) may participate in the Plan. A Record Owner may participate directly in the Plan. A Beneficial Owner must either become a Record Owner by having one or more shares transferred into his or her own name or coordinating with his or her broker, bank, or other nominee to participate in the Plan on his or her behalf. A broker, bank, or other nominee acting on behalf of a Beneficial Owner must have a separate account for each Beneficial Owner who is a Participant in the Plan and for whom it acts as the broker, bank, or other nominee. In addition, interested investors who are not stockholders may participate in the Plan through the Optional Cash Payment feature.

We may terminate, by written notice, at any time, any Participant’s participation in the Plan if that participation would or could be in violation of the restrictions contained in our charter. Among other things, those restrictions prohibit any person or group of persons from acquiring or holding, directly or indirectly, (i) shares of our common stock in excess of 9.8% (in value or number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock or (ii) shares of our capital stock in excess of 9.8% in value of the aggregate of the outstanding shares of our capital stock. The meanings given to the terms “group” and “beneficial ownership” may cause a person who individually owns less than 9.8% of the shares outstanding to be deemed to be holding shares in excess of the foregoing limitation. Under our charter, transfers or attempted transfers that would violate the foregoing restrictions or otherwise jeopardize our qualification as a real estate investment trust for tax purposes will be null and void. Our charter further provides that if any transfer of shares of capital stock occurs which, if effective, would result in any person beneficially or constructively owning shares of capital stock in excess or in violation of the transfer or ownership limitations referred to above, then that number of shares of capital stock, the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations, rounded to the nearest whole shares, shall be automatically transferred to the trustee of a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee shall not acquire any rights in such shares.

6. How does an eligible stockholder or interested new investor participate?

Record Owners may join the Plan by completing and signing an authorization form and returning it to the Plan Administrator. Authorization forms may be obtained at any time from the Plan Administrator.

Beneficial Owners who wish to join the Plan must instruct their bank, broker, or other nominee to arrange participation in the Plan on the Beneficial Owner’s behalf. The bank, broker, or other nominee should then make arrangements with its securities depository and the securities depository will provide the Plan Administrator with the information necessary to allow the Beneficial Owner to participate in the Plan. Interested Beneficial Owners are cautioned to ensure that the broker, bank, or other nominee passes along the proceeds of any applicable discount to the beneficiary’s account.

Alternatively, a Beneficial Owner may simply request that the number of shares the Beneficial Owner wishes to be enrolled in the Plan be reclassified or reregistered by the bank, broker, or other nominee in the Beneficial Owner’s own name as Record Owner to directly participate in the Plan.

New investors may join the Plan as a Record Owner by making an initial investment in an amount of at least $100 up to $10,000, unless the maximum limit is specifically waived by us. The new investor should mark the box on the authorization form indicating that he or she is a new investor wishing to become a participant and should designate the amount for initial purchase of common stock. At the same time, the new participant may designate all, a percentage, or none of the dividends on shares purchased to be reinvested in additional shares. The authorization form should be returned to the Plan Administrator, with payment, on or before the applicable dates discussed below.

Any Participant who returns a properly executed authorization form to the Plan Administrator without specifying the number of shares to be included in the Dividend Reinvestment program will be enrolled as having selected the Full Dividend Reinvestment Option described below.

If an authorization form requesting reinvestment of dividends is received by the Plan Administrator at least 2 business days before the Record Date established for a particular dividend, reinvestment will commence with that dividend. If an authorization form is received less than 2 business days before the Record Date established for a particular dividend, the reinvestment of dividends will begin on the dividend payment date following the next Record Date if such stockholder or the participating bank, broker or other nominee is still a holder of record. Additionally, for Participants wishing to make Optional Cash Payments to purchase shares under the Stock Purchase program, full payment must be received by the Plan Administrator by the Optional Cash Payment Due Date. In the case of new investors making an initial investment to become Participants, both the authorization form and full payment of their designated initial investment must be received by the Optional Cash Payment Due Date.

7. What does the authorization form provide?

The authorization form appoints the Plan Administrator as your agent and directs us to pay to the Plan Administrator your cash dividends on all or a specified percentage of shares of common stock that you own on the applicable Record Date. The authorization form directs the Plan Administrator to purchase for your account on the Investment Date additional shares of common stock with those dividends and Optional Cash Payments, if any, made by you. The authorization form also directs the Plan Administrator to reinvest automatically all, a percentage, or none of the subsequent dividends with respect to shares of common stock credited to your Plan account.

The authorization form provides for the purchase of initial or additional shares of common stock through the following investment options:

(1) If you elect “Full Dividend Reinvestment,” the Plan Administrator will apply all cash dividends relating to all shares of common stock beneficially owned by you toward the purchase of additional shares of our common stock.

(2) If you elect “Partial Dividend Reinvestment,” the Plan Administrator will apply the cash dividends on a percentage, specified by you, of shares of common stock beneficially owned by you to the purchase of additional shares of our common stock. The Plan Administrator will pay dividends on the remaining shares of common stock to you in cash.

(3) If you elect “Optional Cash Payments Only”, you will continue to receive cash dividends on shares of common stock beneficially owned by you in the usual manner. You may make optional cash payments to invest in additional shares of our common stock, subject to monthly minimum and maximums.

You may change your investment options at any time by requesting a new authorization form from the Plan Administrator and returning it to the Plan Administrator at the address set forth in Question 4.

Any Participant who returns a properly executed authorization form to the Plan Administrator without electing an investment option will be enrolled as having selected the Full Dividend Reinvestment Option.

8. Is partial participation possible under the Plan?

Yes. New investors, Record Owners or the bank, broker, or other nominee for Beneficial Owners may designate any desired percentage of their shares for which dividends are to be reinvested. Dividends will thereafter be reinvested only on the percentage of shares specified, and the Record Owner or Beneficial Owner, as the case may be, will continue to receive cash dividends on the remainder of the shares.

9. When may an eligible stockholder or interested new investor join the Plan?

A Record Owner or a Beneficial Owner may join the Plan at any time. A new investor may join the Plan by making an initial investment of $100 to $10,000 (or more with our permission) when returning the authorization form. Once in the Plan, you remain in the Plan until you withdraw, we or the Plan Administrator terminate your participation or we terminate the Plan.

10. When will dividends and Optional Cash Payments be invested?

The Investment Date is the date the shares of common stock are acquired by the Plan Administrator and will vary for both dividend reinvestments and Optional Cash Purchases, depending on whether the shares are purchased from us or in the market. When shares are purchased from us, the Plan Administrator will make those purchases on the dividend payment date for dividends and the 21st day of a month for Optional Cash Payments, unless such date is not a business day in which case it is the 1st business day immediately thereafter, except where completion at a later date is necessary or advisable under applicable federal or state securities laws. In the case of open market purchases for dividend reinvestment, the Plan Administrator will make purchases on some day or days between the dividend payment date and the next 10 business days, as market conditions permit, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws. In the case of open market purchases for Optional Cash Payments, the Plan Administrator will make purchases typically some day or days between the 21st day of a month and the next 10 business days thereafter, as market conditions permit, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws.

When the Plan Administrator makes open market purchases, those purchases may be made on any securities exchange where the shares are traded, in the over-the-counter market or in negotiated transactions, and may be subject to such terms with respect to price, delivery, and other matters as agreed to by the Plan Administrator. Neither we nor you will have any authorization or power to direct the time or price at which the Plan Administrator purchases shares or the selection of the broker or dealer through or from whom the Plan Administrator makes purchases.

The Plan Administrator will allocate shares and credit shares, computed to four decimal places, to your account as follows: (1) shares purchased from us will be allocated and credited as of the appropriate Investment Date; and (2) shares purchased in open market transactions will be allocated and credited as of the date on which the Plan Administrator completes the purchases of the aggregate number of shares to be purchased on behalf of all participants with dividends to be reinvested or Optional Cash Payments, as the case may be, during the month.

No interest will be paid on (i) cash dividends pending reinvestment, or (ii) Optional Cash Payments pending investment under the terms of the Plan. Because no interest is paid on cash held by the Plan Administrator, it normally will be in your best interest to defer Optional Cash Payments until shortly before the Optional Cash Payment Due Date.

PURCHASES AND PRICES OF SHARES

11. What will be the price to Participants of shares purchased under the Plan?

With respect to reinvested dividends whether the shares are acquired directly from us or on the open market, they will be purchased for the Plan at a discount from the Market Price, as defined below, ranging from 0% to 3%. We will establish the discount from the Market Price applicable to reinvested dividends on each corresponding dividend declaration date and will notify the Plan Administrator of the same. The discount may vary with respect to each declaration date but once established will apply uniformly to all dividends reinvested after each such corresponding declaration date.

Each month, at least three business days before the applicable Optional Cash Purchase Due Date, we will establish a discount between 0% and 3% from the Market Price applicable to Optional Cash Payments (other than Optional Cash Payments pursuant to a Request for Waiver). The discount may vary each month but once established will apply uniformly to all purchases made using Optional Cash Payments during that month (other than Optional Cash Payments pursuant to a Request for Waiver).

However, in no event shall the amount of discounts specified above, plus any brokerage commissions, exceed 5% of the fair market value of the common stock on the date of purchase.

For information about applicable discounts, please visit our website at http://www.novastarmortgage.com. The information on our website does not constitute a part of this prospectus.

The Market Price, in the case of shares purchased directly from us, will be the average of the daily closing prices, computed to 3 decimal places, of our common stock on the NYSE, as reported on Bloomburg, during the Pricing Period (the 10 days on which the NYSE is open and for which trades in our common stock are reported immediately preceding the relevant Investment Date, or, if no trading occurs in our common stock on one or more of such days, for the 10 days immediately preceding the Investment Date for which trades are reported). In the case of shares purchased on the open market, the Market Price will be the weighted average of the actual prices paid, net of any brokerage commissions, computed to 3 decimal places, for all of the common stock purchased by the Plan Administrator. The Internal Revenue Service has taken the position that for federal tax purposes the amount of the discount and the basis of the stock received are determined based on the market value of the stock on the investment date regardless of the mechanism that we actually employ to determine the number of shares purchased.

With respect to open market purchases, neither we nor you will have any authorization or power to direct the time or price at which the Plan Administrator purchases shares or the selection of the broker or dealer through or from whom the Plan Administrator makes the purchases.

12. What are the Record Dates and Investment Dates for Dividend Reinvestment?

For the reinvestment of dividends, the Record Date is the date set by our Board of Directors for determining which stockholders are entitled to receive dividends. Likewise, the dividend payment date set by our Board of Directors is the Investment Date for the reinvestment of dividends if the shares of common stock are acquired directly from us, except that if any such date is not a business day, the first business day immediately following such date will be the Investment Date and except where completion at a later date is necessary or advisable under any applicable federal or state securities laws. The Investment Date with respect to shares of common stock that the Plan Administrator purchases in open market transactions will typically be some day or days between the dividend payment date and the next 10 business days thereafter, as market conditions permit, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws. Dividends will be reinvested on the Investment Date using the applicable Market Price less the applicable discount.

13. How will the number of shares purchased for you be determined?

Your Plan account will be credited with the number of shares, including fractions computed to four decimal places, equal to the total amount to be invested on your behalf divided by the Market Price per share, less the applicable discount from the Market Price per share. The total amount to be invested with respect to dividend reinvestments will depend on the amount of any dividends paid on the number of shares of common stock that you own on the applicable Record Date and shares of common stock credited to your Plan account on the applicable Record Date, and the total amount invested with respect to Optional Cash Payments will depend on the amount you deliver to the Plan Agent for investment on the related Investment Date. Subject to the availability of shares of common stock registered for issuance under the Plan and to the availability of authorized shares of common stock under our charter, there is no limit to the number of shares available for issuance pursuant to the reinvestment of dividends.

14. What is the source of shares of common stock purchased under the Plan?

Shares of common stock credited to your Plan account will be purchased either directly from us, in which event such shares will be authorized but unissued shares, or on the open market or privately negotiated transactions, or by a combination of the foregoing, at our option, after a review of current market conditions and our current and projected capital needs. We will determine the source of the shares of common stock to be purchased under the Plan at least three business days before the relevant Record Date, in the event of a dividend, or Optional Cash Payment Due Date in the event of optional cash, and will notify the Plan Administrator of the same. Neither we nor the Plan Administrator will be required to provide any written notice to you as to the source of the shares of common stock to be purchased under the Plan, but information regarding the source of the shares of common stock may be obtained by contacting our investor relations department at (816) 237-7000.

15. How does the Optional Cash Payment feature of the Plan work?

All Record Owners and interested new investors who have timely submitted signed authorization forms indicating their intention to participate in the Optional Cash Payment feature, and all Beneficial Owners whose brokers, banks, or other nominees have timely submitted signed authorization forms indicating their intention to participate in the Optional Cash Payment feature are eligible to make Optional Cash Payments during any month, whether or not a dividend is declared. Optional Cash Payments must be accompanied by a remittance form. Each month the Plan Administrator will apply any Optional Cash Payment received from you no later than the Optional Cash Purchase Due Date to the purchase of additional shares of common stock for your account on the following Investment Date and will reinvest all, a percentage or none of the dividends on such shares as directed on the authorization form. The Optional Cash Purchase Date is one business day before commencement of that month’s Pricing Period, regardless of whether the shares are acquired from us or on the open market.

The Optional Cash Discount is the discount from the Market Price applicable to Optional Cash Payments (other than pursuant to a Request for Waiver) and such discount will be established each month by us and will range between 0% and 3% of the Market Price. In no event shall the amount of discounts specified above, plus any brokerage commissions, exceed 5% of the fair market value of the common stock on the date of purchase (including the discount on shares acquired through reinvested dividends). The Company may limit the amount of optional cash purchases by a participant in the Plan to assure compliance with the requirement of a maximum discount of 5%.

Each month, at least three business days before the applicable Optional Cash Payment Due Date, we will establish the discount from the Market Price applicable to Optional Cash Payments (other than pursuant to a Request for Waiver) during the corresponding Pricing Period and will notify the Plan Administrator of the same. The discount may be between 0% and 3% of the Market Price and may vary each month, but once established will apply uniformly to all Optional Cash Payments (other than pursuant to a Request for Waiver) made during that month. The discount will be established in our sole discretion after a review of current market conditions, the level of participation in the Plan, and our current and projected capital needs. Neither we nor the Plan

Administrator will be required to provide any written notice to you as to the discount, but information regarding the discount applicable to the next Pricing Period may be obtained by contacting our investor relations department at (816) 237-7000. Setting a discount for a Pricing Period will not determine the discount for any subsequent Pricing Period.

You are not obligated to participate in the Optional Cash Payment feature of the Plan. Optional Cash Payments need not be in the same amount each month.

16. What limitations apply to Optional Cash Payments?

Each Optional Cash Payment is subject to a minimum purchase of $100 and a maximum per month purchase limit of $10,000. Generally, Optional Cash Payments of less than $100 and that portion of any Optional Cash Payment which exceeds the maximum monthly purchase limit of $10,000, unless such limit has been waived by us, will be returned to you without interest.

You may make Optional Cash Payments of up to $10,000 each month without our prior approval, subject to our right to modify, suspend or terminate participation in the Plan by otherwise eligible holders of shares of common stock or interested new investors to eliminate practices which are, in our sole discretion, not consistent with the purposes or operation of the Plan or which adversely affect the price of the shares of common stock.

Optional Cash Payments in excess of $10,000 may be made by you only upon our acceptance of a completed Request for Waiver form from you and the Plan Administrator’s receipt of that form. Subject to the availability of shares of common stock registered for issuance under the Plan and authorized for issuance under our charter, there is no pre-established maximum limit applicable to Optional Cash Payments that may be made pursuant to accepted Requests for Waivers. A Request for Waiver form must be received each month by us and accepted by us and notice of our acceptance must have been received by the Plan Administrator no later than the Optional Cash Payment Due Date, as defined in Question 15, for the applicable Investment Date. If you are interested in obtaining Request for Waiver forms or further information about a Request for Waiver, you should contact our investor relations department at (816) 237-7000 or the Plan Administrator.

Waivers will be considered on the basis of a variety of factors, which may include our current and projected capital needs, the alternatives available to us to meet those needs, prevailing market prices for shares of common stock, other securities, general economic and market conditions, expected aberrations in the price or trading volume of the shares of common stock, the potential disruption of the price of the shares of common stock by a financial intermediary, the number of shares of common stock that you hold, your past actions under the Plan, the aggregate amount of Optional Cash Payments for which such waivers have been submitted and the administrative constraints associated with granting such waivers. Grants of waivers will be made in our absolute discretion.

Unless we waive our right to do so, we may establish for any Pricing Period a minimum Threshold Price applicable only to the investment of Optional Cash Payments that exceed $10,000 and that are made pursuant to Requests for Waivers, to provide us with the ability to set a minimum price at which shares of common stock will be sold under the Plan each month pursuant to such requests. A Threshold Price will only be established when shares of common stock will be purchased directly from us on the applicable Investment Date. We will, at least three business days before each Optional Cash Payment Due Date, determine whether to establish a Threshold Price and, if a Threshold Price is established, its amount and so notify the Plan Administrator. The determination whether to establish a Threshold Price and, if a Threshold Price is established, its amount, will be made by us at our discretion after a review of current market conditions, the level of participation in the Plan, and our current and projected capital needs. Neither we nor the Plan Administrator will be required to provide any written notice to you as to whether a Threshold Price has been established for any Pricing Period, but information regarding the Threshold Price may be obtained by contacting our investor relations department at (816) 237-7000.

The Threshold Price, if any, for Optional Cash Payments made through Requests for Waivers will be a minimum price at which our common stock must trade on a given day on the New York Stock Exchange during the Pricing Period to be included in the determination of Market Price for such investments. In the event that the Threshold Price is not satisfied for a trading day in the Pricing Period, then the trading price for such day will be excluded from the computation of the Market Price for such period and the investment made on the corresponding Investment Date will be reduced. For each trading day on which the Threshold Price is not satisfied, 1/10th of each Optional Cash Payment made by you pursuant to a Request for Waiver will be returned to you, without interest, as soon as practicable after the end of the applicable Pricing Period. Thus, for example, if the Threshold Price is not satisfied for three of the ten trading days in a Pricing Period, 3/10th of your Optional Cash Payment made pursuant to a Request for Waiver will be returned to you by check, without interest, as soon as practicable after the end of the applicable Investment Date. The Plan Administrator expects to mail such checks within five to ten business days after the applicable Investment Date. This return procedure will only apply when shares are purchased directly from us for Optional Cash Payments made through Requests for Waivers and we have set a Threshold Price with respect to the relevant Pricing Period.

Setting a Threshold Price for a Pricing Period will not affect the setting of a Threshold Price for any subsequent Pricing Period. The Threshold Price concept and return procedure discussed above apply only to Optional Cash Payments made through Requests for Waivers. For any Pricing Period, we may waive our right to set a Threshold Price for Optional Cash Payments made through Requests for Waivers.

Likewise, your Optional Cash Payments made pursuant to a Request for Waiver may specify a Maximum Price per share that you are willing to pay—and if the Market Price less the applicable discount exceeds such Maximum Price, and the stock is to be purchased directly from us and not on the open market, your investment will not be made and your full payment will instead be returned to you without interest.

At least two business days prior to the commencement of each Pricing Period, we will establish a discount from the Purchase Price applicable to optional cash investments made pursuant to written Requests for Waiver. Such discount (the “Waiver Discount”) will be between 0% and 3% of the Purchase Price and may vary for each Investment Date, but once established will apply uniformly to the full amount of all optional cash investments made pursuant to Requests for Waiver for that Investment Date. The Waiver Discount will be established in our sole discretion after a review of current market conditions, the level of participation in the Plan, and current and projected capital needs. Setting a Waiver Discount for a particular Investment Date shall not affect the setting of a Waiver Discount for any subsequent Investment Date. The Waiver Discount feature discussed above applies only to shares purchased directly from us and only to optional cash investments made pursuant to written Requests for Waiver and does not apply to shares purchased in the open market or to the reinvestment of cash dividends or optional cash investments of $10,000 or less.

Notwithstanding the foregoing, we, in our sole discretion, may directly negotiate sales of our common stock pursuant to a Request for Waiver with an investor. In such an instance, we may negotiate pricing periods, methods of calculating the purchase price and investment dates that are different than as set forth above.

17. What are the Optional Cash Payment Due Dates and Investment Dates for Optional Cash Payments?

Optional Cash Payments will be invested every month on the related Investment Date. The Optional Cash Payment Due Date is one business day before commencement of the Pricing Period regardless of whether the shares are acquired from us or in the open market, and the Investment Date is on or about the 21st day of each month if shares are being purchased from us or, in the case of open market purchases, the Investment Date will be some day or days between the 21st day of each month and the next 10 business days thereafter, as market conditions permit, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws.

Optional Cash Payments that the Plan Administrator receives by the Optional Cash Payment Due Date will be applied to the purchase of shares of common stock on the applicable Investment Dates. No interest will be paid by us or the Plan Administrator on Optional Cash Payments held pending investment. We will hold over

Optional Cash Payments received in any month after the Optional Cash Payment Due Date for investment in the next Pricing Period; however, we will honor your telephone or written request to the Plan Administrator to return such Optional Cash Payments to you.

For a schedule of expected Optional Cash Payment Due Dates and Investment Dates, visit our website at http://www.novastarmortgage.com. The information on our website does not constitute part of this prospectus.

18. When must the Plan Administrator receive Optional Cash Payments?

Each month the Plan Administrator will apply any Optional Cash Payment for which good funds are timely received to the purchase of shares of common stock for your account on the next Investment Date. For funds to be invested on the next Investment Date, the Plan Administrator must have received a check, money order or wire transfer by the end of the business day immediately preceding the first trading day of the ensuing Pricing Period (assuming the shares were being purchased from us) and that check, money order or wire transfer must have cleared on or before the first Investment Date. Wire transfers may be used only if the Plan Administrator approves it verbally in advance. Checks and money orders are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or money orders should be made payable to “UMB Bank N.A.” and submitted together with, initially, the authorization form or, subsequently, the form for additional investments attached to your statements. Checks returned for any reason will not be resubmitted for collection. A fee will be charged for each returned check.

No interest will be paid by us or the Plan Administrator on Optional Cash Payments held pending investment. Because no interest is paid on cash held by the Plan Administrator, it normally will be in your best interest to defer Optional Cash Payments until shortly before the Optional Cash Purchase Due Date.

For payments to be invested on the first Investment Date, in addition to the receipt of good funds by the first Investment Date, the Plan Administrator must be in receipt of an authorization form as of the same date.

19. May Optional Cash Payments be returned?

Yes. Upon telephone or written request to the Plan Administrator received at least three business days before the Optional Cash Payment Due Date for the Investment Date with respect to which Optional Cash Payments have been delivered to the Plan Administrator. Such Optional Cash Payments will be returned to you as soon as practicable. Requests received less than three business days before such date will not be returned but instead will be invested on the next related Investment Date. Additionally, with respect to Optional Cash Payments made pursuant to requests for waiver, if the shares are being purchased from us and we have established a Threshold Price, 1/10 of each Optional Cash Payment will be returned by check, without interest, as soon as practicable after the end of the Pricing Period for each trading day that does not meet the Threshold Price. Similarly, if the Market Price less any applicable discount exceeds the requested Maximum Price, all your funds delivered pursuant to a request for waiver will be returned. Also, each Optional Cash Payment, to the extent that it does not either conform to the limitations, or clear within the time limits, described above, will be subject to return to you as soon as practicable.

20. Is automatic monthly investment of Optional Cash Payments available under the Plan?

You can automatically invest a specified monthly amount (not less than $100 and not more than $10,000 per month) deducted directly from your U.S. bank account by completing the automatic monthly deduction section on the enrollment form and returning it to the Plan Administrator. Funds will be transferred from your account three business days prior to the Optional Cash Payment Due Date each month. You can change or stop automatic monthly investments by completing and returning a new automatic monthly deduction section on the enrollment form or by sending written notification to the Plan Administrator. The Plan Administrator must receive your instructions and authorization ten business days prior to the monthly Optional Cash Payment Due Date.

21. Are there any expenses to you in connection with your participation under the Plan?

No. You will incur no brokerage commissions or service charges in connection with the reinvestment of dividends or in connection with any purchases made pursuant to Optional Cash Payments under the Plan. We will pay all other costs of administration of the Plan. Additionally, you may elect to send the certificates for your other shares of common stock to the Plan Administrator for safekeeping, and there is no fee for this service. However, should you request that the Plan Administrator sell all or any percentage of your shares you may pay a nominal service charge per transaction to the Plan Administrator, any related brokerage commissions and applicable stock transfer taxes.

ACCOUNT STATEMENTS

22. What kind of reports will be sent to you?

You will receive a statement of your account following each purchase or sale transaction and following any withdrawal of shares. These statements are your continuing record of the cost of your purchases and should be retained for income tax purposes. In addition, you will receive copies of other communications sent to holders of the shares of common stock, including our annual report to stockholders, the notice of annual meeting and proxy statement in connection with our annual meeting of stockholders, and Internal Revenue Service information for reporting dividends paid.

DIVIDENDS ON FRACTIONS

23. Will you be credited with dividends on fractions of shares?

Yes.

CERTIFICATES FOR COMMON SHARES

24. Will certificates be issued for shares purchased?

No. Shares of common stock purchased for you will be held in the name of the Plan Administrator or its nominee. No certificates will be issued to you for shares in the Plan unless you submit a written request to the Plan Administrator or until participation in the Plan is terminated. At any time, you may request that the Plan Administrator send you a certificate for some or all of the whole shares credited to your account. You should mail this request to the Plan Administrator at the address set forth in the answer to Question 4. Any remaining whole shares and any fractions of shares will remain credited to your Plan account. Certificates for fractional shares will not be issued under any circumstances.

25. In whose name will certificates be registered when issued?

Your Plan account is maintained in the name in which your certificates were registered at the time of your enrollment in the Plan. Share certificates for whole shares purchased under the Plan will be similarly registered when issued upon your request. If you are a Beneficial Owner, you should place the request through your banker, broker, or other nominee. If you wish to pledge shares credited to your Plan account, you must first withdraw those shares from the Plan account. If you wish to withdraw your shares and have any or all of the full shares held in their Plan account issued and delivered to you in physical form, you may do so by sending a written instruction to the Plan Administrator. Registration of withdrawn shares in a name other than yours will require the guaranty of your signature.

WITHDRAWALS AND TERMINATION

26. When may participants withdraw from the Plan?

You may withdraw from the Plan with respect to all or a portion of the shares held in your Plan account at any time.

If the request to withdraw is made with respect to a dividend reinvestment and is received before an ex-dividend date, the request will be processed within three business days following the Plan Administrator’s receipt of the request.

If the Plan Administrator receives your request to withdraw with respect to a dividend reinvestment on or after an ex-dividend date, but before a dividend payment date, the Plan Administrator, in its sole discretion, may either pay such dividend in cash or reinvest it in shares for your account. The request for withdrawal will then be processed as promptly as possible following such dividend payment date. All dividends subsequent to such dividend payment date will be paid in cash unless you re-enroll in the Plan, which may be done at any time.

Any Optional Cash Payments which have been sent to the Plan Administrator before a request for withdrawal will also be invested on the next Investment Date unless you expressly request return of that payment in the request for withdrawal, and the Plan Administrator receives the request for withdrawal at least five business days before the Optional Cash Payment Due Date with respect to which Optional Cash Payments have been delivered to the Plan Administrator.

27. How do you withdraw from the Plan?

If you wish to withdraw from the Plan with respect to all or a portion of the shares held in your Plan account, you must notify the Plan Administrator in writing at its address set forth in the answer to Question 4. Upon your withdrawal from the Plan or termination of the Plan by us, certificates for the appropriate number of whole shares credited to your account under the Plan will be issued. Registration of withdrawn shares in a name other than yours will require the guaranty of your signature.

Upon withdrawal from the Plan, you may also request in writing that the Plan Administrator sell all or part of the shares credited to your Plan account. The Plan Administrator will sell the shares as requested within ten business days after processing the request for withdrawal. The timing and price of the sale are at the sole discretion of the Plan Administrator. The Plan Administrator will send a check for the proceeds of the sale, less any brokerage commissions and service charges paid to the Plan Administrator and any applicable share transfer taxes, generally within five business days of the sale.

Cash will be paid in lieu of any fraction of a share, based on trading price on the date the shares are sold.

28. Are there any automatic termination provisions?

Yes. Participation in the Plan may be terminated if all whole shares have been disbursed from your stockholder account and your Plan account, leaving only a fraction of a share.

Participation in the Plan may be terminated if we have reason to believe that your continued participation may cause your share ownership to violate our charter limits on share ownership.

We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible holders of shares of common stock or interested new investors to eliminate practices which are, in our sole discretion, not consistent with the purposes or operation of the Plan or which adversely affect the price of the shares of common stock.

OTHER INFORMATION

29. What happens if you sell or transfer all of the shares registered in your name?

If you dispose of all shares registered in your name and all shares held in your Plan account, and are not shown as a Record Owner on a dividend Record Date, you may be terminated from the Plan as of that date and the termination treated as though a withdrawal notice had been received before the Record Date.

30. What happens if we declare a stock dividend or a stock split?

Any dividend payable in shares and any additional shares distributed by us in connection with a share split in respect of shares credited to your Plan account will be added to that account. Share dividends or split shares which are attributable to shares registered in your own name and not in your Plan account will be mailed directly to you as in the case of stockholders not participating in the Plan.

31. How will shares held by the Plan Administrator be voted at meetings of stockholders?

If you are a Record Owner, you will receive a proxy card covering both directly held shares and shares held in the Plan. If you are a Beneficial Owner, you will receive a proxy covering shares held in the Plan through your broker, bank, or other nominee. If a proxy is returned properly signed (unless returned electronically) and marked for voting, all the shares covered by the proxy will be voted as marked. If a proxy is returned properly signed (unless returned electronically) but no voting instructions are given, all of your shares will be voted in accordance with recommendations of our Board of Directors, unless applicable laws require otherwise. If the proxy is not returned, or if it is returned unexecuted or improperly executed (unless returned electronically) or improperly completed, shares registered in your name may be voted only by you in person; neither we nor the Plan Administrator will vote such shares.

32. What are our responsibilities and the Plan Administrator’s responsibilities under the Plan?

We and the Plan Administrator will not be liable in administering the Plan for any act done in good faith or required by applicable law or for any good faith omission to act including, without limitation, any claim of liability arising out of failure to terminate a participant’s account upon his or her death, with respect to the prices at which shares are purchased and/or the times when such purchases are made or with respect to any fluctuation in the market value before or after purchase or sale of shares. Notwithstanding the foregoing, nothing contained in the Plan limits our liability with respect to alleged violations of federal securities laws.

We and the Plan Administrator will be entitled to rely on completed forms and the proof of due authority to participate in the Plan, without further responsibility of investigation or inquiry.

33. May the Plan be changed or discontinued?

Yes. We may suspend, terminate, or amend the Plan at any time. Notice will be sent to you of any suspension or termination, or of any amendment that alters the Plan terms and conditions, as soon as practicable after such action by us.

We may appoint a successor administrator or agent in place of the Plan Administrator at any time. You will be promptly informed of any such appointment.

Any questions of interpretation arising under the Plan will be determined by us, in our sole discretion, and any such determination will be final.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES FOR PLAN PARTICIPANTS

34. What are the federal income tax consequences of participation in the Plan?

The following summarizes certain federal income tax considerations to current stockholders who participate in the Plan. New investors and current stockholders should also consult the general discussion under the caption “Federal Income Tax Considerations” for a summary of federal income tax considerations related to the ownership of our common stock.

The following summary is based upon an interpretation of current federal tax law. It is important that you consult your own tax advisors to determine particular tax consequences, including state income tax (and non-income tax, such as stock transfer tax) consequences, which vary from state to state and which may result from participation in the Plan and the subsequent disposition of shares of common stock acquired pursuant to the Plan. Income tax consequences to participants residing outside the United States will vary from jurisdiction to jurisdiction.

Irvine Law Group, P.C., our tax and ERISA counsel, has rendered an opinion that the following are the material federal income tax consequences of participating in the Plan. However, the opinions of counsel are not binding on the Internal Revenue Service or on the courts, and no assurance can be given that the conclusions reached by Irvine Law Group, P.C. would be sustained in court.

Dividend Reinvestment Program

Participants in the Dividend Reinvestment program under the Plan will be treated for federal income tax purposes as having received, generally on the Investment Date, a distribution in an amount equal to the trading price on that date of the shares acquired with reinvested dividends. Such shares will have a tax basis equal to the same amount and the holding period for such shares will begin on the day following the Investment Date.

For federal income tax purposes, we will treat the fair market value of shares acquired under the Plan as equal to the closing price of shares on the related Investment Date. Such trading price on that specific date may vary from the Market Price determined under the Plan for such shares.

Example 1:

The following example may be helpful to illustrate the federal income tax consequences of the reinvestment of dividends at a 2% discount (the discount may range from 0% to 3%) from the Market Price where the trading price is the same as the Market Price.

Cash dividends reinvested		$100.00
Assumed Market Price*	$30.00
Less 2% discount per share	$(0.60)
Net purchase price per share	$29.40
Number of shares purchased ($100.00/$29.40)	3.4014
Total taxable dividend resulting from transaction (30.00 x 3.4014)		$102.04

*	The Market Price for determining the cost to a Plan participant of the shares under the Plan may differ from the trading price of the shares on the purchase or reinvestment date. The trading price on the purchase or reinvestment date is used for federal income tax purposes to determine the amount of the discount realized by a Plan participant. Note that the taxable dividend of $102.04 exceeds the cash dividend of $100.00 because of the effect of the discount purchase.

Stock Purchase Program

If you are a participant in the Dividend Reinvestment program under the Plan and you make optional cash purchases, you may be treated as having received a dividend distribution in an amount equal to the excess, if any, of the trading price of the shares acquired on the Investment Date over the amount you paid. We expect to report the excess as a dividend. A participant who makes optional cash purchases but does not participate in the Dividend Reinvestment program would not be subject to dividend treatment on the discount purchase price.

Shares acquired under the Stock Purchase program under the Plan will have a tax basis equal to the amount of the payment plus the dividend income, if any, recognized as a result. Your holding period for shares of common stock acquired pursuant to the Plan will begin on the day following the Investment Date.

Example 2:

The following example may be helpful to illustrate the federal income tax consequences of the Optional Cash Payment feature at a 2% discount (the discount may range from 0% to 3%) from the Market Price where the trading price on the purchase date differs from the Market Price as determined under the Plan’s pricing formula.

Optional Cash Payment		$100.00
Assumed Market Price*	$30.00
Less 2% discount per share	$(0.60)
Net purchase price per share	$29.40
Trading price on Investment Date	$30.50
Number of shares purchased ($100.00/$29.40)	3.4014
Total taxable dividend resulting from transaction (3.4014 × $30.50 – $100.00)**		$3.74

*	The Market Price for determining the cost to a Plan participant of the shares under the Plan may differ from the trading price of the shares on the purchase or reinvestment date. The trading price on the purchase or reinvestment date is used for federal income tax purposes to determine the amount of the discount realized by a Plan participant. Note that the taxable dividend of $102.04 exceeds the cash dividend of $100.00 because of the effect of the discount purchase.
**	Assumes closing price on Investment Date equals $30.50.

You will not realize any taxable income upon receipt of certificates for whole shares of common stock credited to your account, either upon your request for certain of those shares of common stock or upon your termination of participation in the Plan. You will recognize gain or loss upon the sale or exchange of shares of common stock acquired under the Plan. You will also recognize gain or loss upon receipt, following termination of participation in the Plan, of a cash payment for any fractional share equivalent credited to your account. The amount of any such gain or loss will be the difference between the amount that you received for the shares of common stock or fractional share equivalent and the tax basis thereof.

35. How are income tax withholding provisions applied to you?

If you fail to provide certain federal income tax certifications in the manner required by law, distributions on shares of common stock, proceeds from the sale of fractional shares and proceeds from the sale of shares of common stock held for your account will be subject to federal income tax backup withholding imposed at 28%. If withholding is required for any reason, the appropriate amount of tax will be withheld before investment or payment. Certain stockholders (including most corporations) are, however, exempt from the above withholding requirements.

If you are a foreign stockholder, you may avoid imposition of back-up withholding by providing us the required federal income certifications to establish your status as a foreign stockholder. You may claim the benefit of exemptions from federal income tax withholding or reduced withholding rates under a treaty or convention entered into between the United States and your country of residence by providing us or your withholding agent a Form 4224 with the appropriate information. Generally, distributions to a foreign stockholder are subject to federal income tax withholding at 30% (or a lower treaty rate if applicable). Certain distributions or portion of a distribution to a foreign stockholder may still be subject to federal income tax withholding even when the distribution or that portion of the distribution is not treated as dividend under federal income tax laws. If you are a foreign stockholder whose distributions are subject to federal income tax withholding, the appropriate amount will be withheld and the balance will be credited to your account to purchase shares of common stock.

36. Who bears the risk of market fluctuations in our shares of common stock?

Your investment in shares held in the Plan account is no different from your investment in directly held shares. You bear the risk of any loss and enjoy the benefits of any gain from market price changes with respect to those shares.

37. Who should be contacted with questions about the Plan?

All correspondence regarding the Plan should be directed to the Plan Administrator. Please mention NovaStar Financial, Inc. and this Plan in all correspondence.

38. How is the Plan interpreted?

Any question of interpretation arising under the Plan will be determined by us and any such determination will be final. We may adopt additional terms and conditions of the Plan and its operation will be governed by the laws of the State of Missouri.

39. What are some of your responsibilities under the Plan?

Shares of common stock credited to your Plan account are subject to escheat to the state in which you reside in the event that such shares are deemed, under such state’s laws, to have been abandoned by you. You, therefore, should notify the Plan Administrator promptly in writing of any change of address. Account statements and other communications to you will be addressed to you at the last address of record that you provide to the Plan Administrator.

You will have no right to draw checks or drafts against your Plan account or to instruct the Plan Administrator with respect to any shares of common stock or cash held by the Plan Administrator except as expressly provided in the Plan.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material federal income tax considerations that may be relevant to a prospective purchaser of our securities. This discussion is based on current law. The following discussion is not exhaustive of all possible tax consequences. It does not give a detailed discussion of any state, local or foreign tax consequences, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective investor in light of such investor’s particular circumstances or to special classes of investors, including insurance companies, tax-exempt entities, financial institutions, broker/dealers, foreign corporations and persons who are not citizens or residents of the United States, subject to particular treatment under federal income tax laws.

Each prospective purchaser of the securities is urged to consult with his or her own tax advisor regarding the specific consequences to him or her of the purchase, ownership and sale of the securities, including the federal, state, local, foreign and other tax consequences of such purchase, ownership and sale and the potential changes in applicable tax laws.

General

The Internal Revenue Code, or the Code, provides special tax treatment for organizations that qualify and elect to be taxed as REITs. The discussion below summarizes the material provisions applicable to NovaStar Financial as a REIT for federal income tax purposes and to its stockholders in connection with their ownership of shares of stock of NovaStar Financial. However, it is impractical to set forth in this prospectus all aspects of federal, state, local and foreign tax law that may have tax consequences with respect to an investor’s purchase of the common stock. The discussion of various aspects of federal taxation contained herein is based on the Code, administrative regulations, judicial decisions, administrative rulings and practice, all of which are subject to change. In brief, if detailed conditions imposed by the Code are met, entities that invest primarily in real estate assets, including mortgage loans, and that otherwise would be taxed as corporations are, with limited exceptions, not taxed at the corporate level on their taxable income that is currently distributed to their stockholders. This treatment eliminates most of the “double taxation,” at the corporate level and then again at the stockholder level when the income is distributed, that typically results from the use of corporate investment vehicles. A qualifying REIT, however, may be subject to certain excise and other taxes, as well as normal corporate tax, on taxable income that is not currently distributed to its stockholders.

NovaStar Financial elected to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 1996.

Opinion of tax counsel

Irvine Law Group, P.C., tax and ERISA counsel to NovaStar Financial, has advised NovaStar Financial in connection with the formation of NovaStar Financial, the private placement, our initial public offering, this offering and NovaStar Financial’s election to be taxed as a REIT. Based on existing law and factual representations made to tax counsel by NovaStar Financial, tax counsel is of the opinion that NovaStar Financial, exclusive of any taxable affiliates, operated in a manner consistent with its qualifying as a REIT under the Code since the beginning of its taxable year ended December 31, 1996 through March 31, 2005, the date of the unaudited balance sheet and income statement made available to tax counsel, and the organization and contemplated method of operation of NovaStar Financial are such as to enable it to continue to so qualify throughout the balance of 2005 and in subsequent years. The opinion of tax counsel applies only to NovaStar Financial and its qualified REIT subsidiaries and not to NovaStar Mortgage and its subsidiaries, which operate as taxable entities. However, whether NovaStar Financial will in fact so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and administrative matters, the results of which may not be reviewed by tax counsel. Moreover, some aspects of our operations have not been considered by the courts or the Internal Revenue Service. There can be no assurance that the courts or the Internal Revenue Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. In the opinion of tax counsel, this section of the prospectus identifies and fairly summarizes the federal income tax consequences that are likely to be material to a holder of the common stock and to the extent such summaries involve matters of law, such statements of law are correct under the Code. Tax counsel’s opinions are based on various assumptions and on the factual representations of NovaStar Financial concerning its business and assets.

This summary deals only with stock that is held as a capital asset, which generally means property that is held for investment. In addition, except to the extent discussed below, this summary does not address tax considerations applicable to you if you are subject to special tax rules, such as:

•	a dealer or trader in securities;

•	a financial institution;

•	an insurance company;

•	a shareholder that holds our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position;

•	a shareholder whose functional currency is not the United States dollar; or

•	a tax-exempt organization or foreign taxpayer.

The opinions of tax counsel are also based upon existing law including the Code, existing Treasury Regulations, Revenue Rulings, Revenue Procedures, proposed regulations and case law, all of which are subject to change either prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect NovaStar Financial or its stockholders. We urge you to consult your own tax advisors regarding the tax consequences of an investment in our stock, including the application to your particular situation of the tax considerations discussed below, as well as the application of state, local or foreign tax laws. The statements of federal income tax law set out below are based on the laws in force and their interpretation as of the date of this prospectus, and are subject to changes occurring after that date.

In the event NovaStar Financial does not qualify as a REIT in any year, it will be subject to federal income tax as a domestic corporation and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. To the extent NovaStar Financial would, as a consequence, be subject to potentially significant tax liabilities, the amount of earnings and cash available for distribution to its stockholders would be reduced.

Qualification as a REIT

To qualify for tax treatment as a REIT under the Code, NovaStar Financial must meet certain tests which are described immediately below.

Ownership of Stock. NovaStar Financial shares of stock must be transferable and must be held by a minimum of 100 beneficial owners for at least 335 days of a 12 month year or a proportionate part of a short tax year. Since the closing of its private placement in 1996, NovaStar Financial has had more than 100 shareholders of record. NovaStar Financial must, and does, use the calendar year as its taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of the shares of any class of the stock of NovaStar Financial may be owned directly or indirectly by five or fewer individuals. In determining whether NovaStar Financial shares are held by five or fewer individuals, attribution of stock ownership rules apply. NovaStar Financial’s charter imposes certain repurchase provisions and transfer restrictions to avoid more than 50% by value of any class of stock being held by five or fewer individuals, directly or constructively, at any time during the last half of any taxable year. Such repurchase and transfer restrictions will not cause the stock not to be treated as “transferable” for purposes of qualification as a REIT. NovaStar Financial has satisfied and intends to continue satisfying both the 100 stockholder and 50%/5 stockholder individual ownership limitations described above for as long as it seeks qualification as a REIT.

Nature of Assets. On the last day of each calendar quarter at least 75% of the value of assets owned by NovaStar Financial must consist of qualified REIT assets, government securities, cash and cash items, the “75% of assets test.” NovaStar Financial expects that substantially all of its assets, other than qualified hedges and the stock of NFI Holding, will be “qualified REIT assets.” Qualified REIT assets include interests in real property, interests in mortgage loans secured by real property and interests in REMICs. NovaStar Financial has complied with the 75% of assets test for each quarter since inception of its REIT election. Qualified hedges generally are financial instruments that a REIT enters into or acquires to protect against interest rate risks on debt incurred to acquire qualified REIT assets, which the REIT has identified as a hedging transaction under Code section 1221(a)(7).

On the last day of each calendar quarter, of the investments in securities not included in the 75% of assets test, the value of any one issuer’s securities may not exceed 5% by value of total assets and NovaStar Financial may not own more than 10% of any one issuer’s outstanding voting securities. Pursuant to its compliance guidelines, NovaStar Financial intends to monitor closely, on not less than a quarterly basis, the purchase and holding of assets in order to comply with the above assets tests. In particular, as of the end of each calendar quarter NovaStar Financial intends to limit and diversify its ownership of securities of any taxable affiliate, hedging contracts and other mortgage securities that do not constitute qualified REIT assets to not more than 25%, in the aggregate, by value of its portfolio, to not more than 5% by value as to any single issuer, and to not more than 10% of the voting stock and 10% of the value of the outstanding stock of any single issuer, collectively the “25% of assets limits”. In addition, as of the last day of any calendar quarter, not more than 20% of the value of the assets of NovaStar Financial may be represented by the securities of one or more taxable REIT subsidiaries, such as NovaStar Holding. If such limits are ever exceeded, NovaStar Financial intends to take appropriate remedial action to dispose of such excess assets or otherwise come into compliance with the quarterly asset tests within the 30 day period after the end of the calendar quarter, as permitted under the Code. The 30 day period may be extended to 6 months under certain circumstances. As of March 31, 2005, NovaStar Financial complied with the tests described in this paragraph. If NovaStar Financial were to violate one or more of the 5% or 10% quarterly asset tests by more than the de minimis thresholds of (a) 1% of the total value of the REIT’s assets as of the end of the quarter or (b) $10 million, NovaStar Financial would have to dispose of the offending assets or otherwise come into compliance with the quarterly asset test within six months after the end of the quarter, and in addition would have to pay a penalty tax of the greater of (a) $50,000 or (b) the net income generated by the excess assets times the highest corporate tax rate.

REITs may directly own the stock of taxable subsidiaries. As noted above, the value of the securities of all taxable subsidiaries of a REIT will be limited to no more than 20% of the total value of the REIT’s assets. In addition, a REIT will be subject to a 100% penalty tax equal to any rents or charges that the REIT imposed on the taxable subsidiary in excess of the arm’s length price for comparable services.

When purchasing mortgage-related securities, NovaStar Financial may rely on opinions of counsel for the issuer or sponsor of such securities given in connection with the offering of such securities, or statements made in related offering documents, for purposes of determining whether and to what extent those securities and the income therefrom constitute qualified REIT assets and income for purposes of the 75% of assets test and the source of income tests. If NovaStar Financial invests in a partnership, NovaStar Financial will be treated as receiving its share of the income and loss of the partnership and owning a proportionate share of the assets of the partnership and any income from the partnership will retain the character that it had in the hands of the partnership.

Sources of Income. NovaStar Financial must meet two separate income-based tests each year in order to qualify as a REIT.

1. The 75% Test. At least 75% of gross income, the “75% of income test” for the taxable year must be derived from the following sources among others:

•	interest on, other than interest based in whole or in part on the income or profits of any person, and commitment fees to enter into, obligations secured by mortgages on real property;

•	gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of business; and

•	income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property or as a result of a default under a lease of such property.

The investments that NovaStar Financial intends to make will give rise primarily to mortgage interest qualifying under the 75% of income test. As of March 31, 2005, NovaStar Financial complied with the 75% of income test on an annualized basis for the 2005 taxable year.

2. The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least an additional 20% of gross income for the taxable year must be derived from those sources, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property, the “95% of income test”. Income attributable to assets other than qualified REIT assets, such as income from dividends on stock including any dividends from a taxable affiliate like NFI Holding, interest on any other obligations not secured by real property, and gains from the sale or disposition of stock or other securities that are not qualified REIT assets will constitute qualified income for purposes of the 95% of income test only, but will not be qualified income for purposes of the 75% of income test. Income from hedging and gains from the disposition of hedging instruments is excluded from computation of the 95% of income test, meaning that hedging income may only affect our compliance with the 75% of income test. Hedging income includes gains or payments received on interest rate swap or cap agreements, options, futures contracts, forward rate agreements or any other similar financial instrument entered into by a REIT in a transaction to reduce the interest rate risks for any indebtedness incurred or to be incurred by the REIT to acquire or carry real estate assets. The definition of hedging income includes income from a transaction entered into to manage risks of interest rate or price change or currency fluctuation if clearly identified as a hedging transaction under Code section 1221(a)(7), the general hedging transaction provisions of the Code. Income from mortgage servicing, loan guarantee fees or other contracts under which NovaStar Financial would earn fees for performing services and hedging other than from qualified REIT assets will not qualify for either the 95% or 75% of income tests. NovaStar Financial intends to severely limit its acquisition of any assets or investments the income from which does not qualify for purposes of the 95% of income test. Moreover, in order to help ensure compliance with the 95% of income test and the 75% of income test, NovaStar Financial intends to limit substantially all of the assets that it acquires, other than the stock of any taxable affiliate and qualified hedges, to qualified REIT assets. The policy of NovaStar Financial to maintain REIT status may limit the type of assets, including hedging contracts, that NovaStar Financial otherwise might acquire. As of March 31, 2005, NovaStar Financial complied with the 95% income test on an annualized basis for the 2005 taxable year.

For purposes of determining whether NovaStar Financial complies with the 75% of income test and the 95% of income test detailed above, gross income does not include gross income from “prohibited transactions.” A “prohibited transaction” is one involving a sale of property in which the seller is a dealer. A prohibited transaction does not include a sale of dealer property by a REIT for which the foreclosure property election is made. Net income from “prohibited transactions” is subject to a 100% tax.

NovaStar Financial intends to maintain its REIT status by carefully monitoring its income, including income from dividends from NFI Holding and interest from loans not secured by interests in real estate, among other items in order to comply with the 75% of income test and the 95% of income test. In order to help insure its compliance with the REIT requirements of the Code, NovaStar Financial has adopted guidelines the effect of which will be to limit its ability to earn certain types of income, including income from hedging, other than hedging income from qualified REIT assets and from qualified hedges.

Failure to satisfy one or both of the 75% or 95% of income tests for any year may result in either (a) an excise tax on the amounts of income by which it failed to comply with the 75% test of income or the 95% of income test, reduced by estimated related expenses, assuming such failure was for reasonable cause and not willful neglect, or (b) loss of REIT status. There can be no assurance that NovaStar Financial will always be able to maintain compliance with the gross income tests for REIT qualification despite continuous monthly monitoring procedures. Moreover, there is no assurance that the relief provisions for a failure to satisfy either the 95% or the 75% of income tests will be available in any particular circumstance.

Distributions. NovaStar Financial must distribute to its stockholders on a pro rata basis each year an amount equal to 90% of its taxable income before deduction of dividends paid and excluding net capital gain, plus 90% of the excess of the net income from foreclosure property over the tax imposed on such income by the Code, less any “excess noncash income.”

NovaStar Financial intends to make distributions to its stockholders in amounts sufficient to meet this 90% distribution requirement. Such distributions must be made by the time that NovaStar Financial files its corporate tax return for the year to which the dividend distributions relate. If our taxable income were to materially exceed our cash receipts, we could be compelled to dispose of mortgage assets, borrow or use available capital to satisfy the distribution requirement.

A nondeductible excise tax, equal to 4% of the excess of such required distributions over the amounts actually distributed will be imposed for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of 85% of NovaStar Financial’s “ordinary income,” 95% of NovaStar Financial’s capital gain net income, and income not distributed in earlier years.

Under our dividend policy, we generally expect that we may not distribute the portion of our taxable income remaining after the distribution of the final regular quarterly dividend each year within the time frame required to avoid being subject to the nondeductible four percent excise tax described above. Imposition of the excise tax on NovaStar Financial may reduce the amount of cash ultimately available for distribution to stockholders. We expect to avoid regular income tax on our net income by distributing dividends equal to substantially all of our taxable income by the time that we file our tax return for the year to which the income relates.

If NovaStar Financial fails to meet the 90% distribution test as a result of an adjustment to tax returns by the Internal Revenue Service, or due to NovaStar Financial’s filing of an amended corporate tax return, NovaStar Financial by following certain requirements set forth in the Code may pay a deficiency dividend within a specified period which will be permitted as a deduction in the taxable year to which the adjustment is made. NovaStar Financial would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file a timely tax return. NovaStar Financial generally distributes dividends equal to 100% of its taxable income to eliminate corporate level tax. The Code provides for a $50,000 excise tax, rather than disqualification as a REIT, for a REIT that violates a REIT qualification test other than one of the annual gross income tests or quarterly asset tests. The violation must be due to reasonable cause and not willful neglect.

Taxation of NovaStar Financial

In any year in which NovaStar Financial qualifies as a REIT, it generally will not be subject to federal income tax on that portion of its taxable income or net capital gain which is distributed to its stockholders. NovaStar Financial will, however, be subject to tax at normal corporate rates upon any net income or net capital gain not distributed. NovaStar Financial intends to distribute substantially all of its taxable income to its stockholders on a pro rata basis by the time it files its tax return for the year to which the income relates.

In addition, NovaStar Financial will also be subject to a tax of 100% of net income from any prohibited transaction (a prohibited transaction generally is a sale of property held primarily for sale to customers in the ordinary course of business—other than foreclosure property) and will be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% of income tests, reduced by approximated expenses, if the failure to satisfy such tests is due to reasonable cause and not willful neglect and if certain other requirements are met. NovaStar Financial may be subject to the alternative minimum tax on certain items of tax preference.

If NovaStar Financial acquires any real property as a result of foreclosure, or by a deed in lieu of foreclosure, it may elect to treat such real property as foreclosure property. Net income from the sale of foreclosure property is taxable at the maximum federal corporate rate, currently 35%. Income from foreclosure property will not be subject to the 100% tax on prohibited transactions. NovaStar Financial will determine whether to treat such real property as foreclosure property on the tax return for the fiscal year in which such property is acquired. NovaStar Financial expects to so elect.

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. In such event, we would pay tax on such retained net long-term capital gains. In addition, to the extent designated by us, a stockholder generally would (1) include his proportionate share of such undistributed long-term capital gains in computing his long-term capital gains for his taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount so includable), (2) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in such stockholder’s long-term capital gains, (3) receive a credit or refund for such amount of tax deemed paid by the stockholder, (4) increase the adjusted basis of his stock by the difference between the amount of such includable gains and the tax deemed to have been paid by him, and (5) in the case of a stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with U.S. Treasury regulations (which have not yet been issued).

NovaStar Financial securitizes mortgage loans and sells such mortgage loans through one or more taxable subsidiaries. However, if NovaStar Financial itself were to sell such mortgage assets on a regular basis, there is a substantial risk that it would be deemed “dealer property” and that all of the profits from such sales would be subject to tax at the rate of 100% as income from prohibited transactions. Such taxable affiliate will not be subject to this 100% tax on income from prohibited transactions, which is only applicable to REITs.

In addition, NovaStar Financial will be subject to a 100% penalty tax equal to any rent or other charges that it imposed on any taxable REIT subsidiary in excess of an arm’s-length price for comparable services.

NovaStar Financial will derive income from its taxable REIT subsidiaries by way of dividends. Such dividends are non-real estate source income for purposes of the 75% income test. Therefore, when aggregated with NovaStar Financial’s other non-real estate source income, such dividends must be limited to 25% of NovaStar Financial’s gross income each year. NovaStar Financial will monitor the value of its investment in its taxable REIT subsidiaries and the amount of dividends received from such subsidiaries to ensure compliance with all applicable income and asset tests.

NovaStar Financial’s taxable REIT subsidiaries, such as NFI Holding, are generally subject to corporate level tax on their net income and will generally be able to distribute only net after-tax earnings to its stockholders, including NovaStar Financial, as dividend distributions.

As noted above, NovaStar Financial will be subject to the 4% excise tax to the extent that it does not distribute 85% of its REIT taxable income within the calendar year.

If we acquire a built-in gain asset from a C corporation in a transaction in which the basis of the asset is determined by reference to the basis of the asset in the hands of the C corporation and we recognize built-in gain upon a disposition of such asset occurring within 10 years of its acquisition, then we will be subject to federal tax to the extent of any built-in gain at the highest corporate income tax rate.

We may also be subject to the corporate alternative minimum tax, as well as other taxes in situations not presently contemplated. If we were to recognize excess inclusion income and have shareholders who are disqualified organizations (generally state, federal or foreign agencies or instrumentalities not subject to tax), we may have to pay tax at the highest corporate rate on the portion of the excess inclusion income allocable to the shareholders that are disqualified organizations.

Any taxable REIT subsidiary of ours, such as NFI Holding, will be subject to taxation on net income and will make distributions to us as its shareholder only on after-tax income.

As a publicly held corporation, NovaStar Financial will not be allowed a deduction for applicable employee remuneration with respect to any covered employee in excess of $1 million per year. The million dollar limit on deductibility is subject to certain exceptions, including the exception for “performance based compensation” meeting each of the following criteria:

•	the terms of the agreement must have been approved in advance of payment by the corporation’s stockholders;

•	the agreement must have been approved by a compensation committee consisting solely of two or more non-employee directors of the corporation; and

•	the performance based compensation payable to the employee must be based on objective performance criteria and the meeting of these criteria must have been certified by the compensation committee consisting of two or more outside directors.

Based on certain representations of NovaStar Financial, tax counsel is of the opinion that it is more likely than not that the deduction for compensation to the officers under the agreements would not be disallowed under the million dollar limit.

Termination or Revocation of REIT Status

The election to be treated as a REIT will be terminated automatically if NovaStar Financial fails to meet the requirements described above. In that event, NovaStar Financial will not be eligible again to elect REIT status until the fifth taxable year which begins after the year for which the election was terminated unless all of the following relief provisions apply:

•	NovaStar Financial did not willfully fail to file a timely return with respect to the termination taxable year;

•	inclusion of incorrect information in such return was not due to fraud with intent to evade tax; and

•	NovaStar Financial establishes that failure to meet requirements was due to reasonable cause and not willful neglect.

NovaStar Financial may also voluntarily revoke its election, although it has no intention of doing so, in which event NovaStar Financial will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four taxable years.

If NovaStar Financial failed to qualify for taxation as a REIT in any taxable year, and the relief provisions did not apply, NovaStar Financial would be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to stockholders with respect to any year in which NovaStar Financial fails to qualify as a REIT would not be deductible by NovaStar Financial nor would they be required to be made. Failure to qualify as a REIT would result in a reduction of its distributions to stockholders in order to pay the resulting taxes. If, after forfeiting REIT status, NovaStar Financial later qualifies and elects to be taxed as a REIT again, NovaStar Financial could face significant adverse tax consequences.

Taxation of the Company’s Stockholders

General. For any taxable year in which NovaStar Financial is treated as a REIT for federal income purposes, amounts distributed by NovaStar Financial to its stockholders out of current or accumulated earnings and profits will be includible by the stockholders as ordinary income for federal income tax purposes unless properly designated by NovaStar Financial as capital gain dividends. In the latter case, the distributions will be taxable to the stockholders as long-term capital gains.

The maximum rate of income tax for individuals on dividends paid by most types of tax-paying U.S. corporations is 15%. Dividends paid by REITs are not eligible for such treatment except in limited circumstances (such as to the extent of dividend income received from our taxable subsidiaries) which we do not expect will apply to a material extent in our case. The Code also, in the case of noncorporate taxpayers, generally imposes a maximum long-term capital gains tax rate of 15% (for sales or exchanges on or after May 6, 2003, through taxable years beginning before January 1, 2009) and imposes a maximum tax rate on ordinary income of 35%. Accordingly, the 15% tax rate for long-term capital gains will generally apply to long-term capital gains, if any, recognized by such a holder on the disposition of our stock and on our distributions designated as long-term capital gain dividends attributable to sales or exchanges on or after May 6, 2003. In addition, the Code imposes backup withholding at a rate of 28%.

Distributions will not be eligible for the dividends received deduction available for non-REIT corporations. Stockholders may not deduct any net operating losses or capital losses of NovaStar Financial.

Any loss on the sale or exchange of shares of the stock held by a stockholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividend received on the stock held by such stockholders.

Any gain or loss on the taxable sale or other disposition of our stock will be a capital gain or loss, and will be long-term capital gain if our stock has been held for more than one year at the time of the disposition. Noncorporate stockholders are generally taxable at a maximum rate of 15% on long-term capital gain. Proceeds received upon a sale or other disposition of our stock may be subject to the information reporting and backup withholding rules described in the accompanying prospectus unless an exemption applies and, if necessary, is properly established.

If NovaStar Financial makes distributions to its stockholders in excess of its current and accumulated earnings and profits, those distributions will be considered first a tax-free return of capital, reducing the tax basis of a stockholder’s shares until the tax basis is zero. Any such distributions in excess of the tax basis will be taxable as gain realized from the sale of shares.

NovaStar Financial, exclusive of its taxable affiliates, does not expect to acquire or retain residual interests issued by REMICs. Such residual interests, if acquired by a REIT, would generate excess inclusion income to shareholders of the REIT. Excess inclusion income cannot be offset by net operating losses of a stockholder. If the stockholder is a tax-exempt entity, the excess inclusion income is fully taxable as unrelated trade or business income as defined in Section 512 of the Code. If allocated to a foreign stockholder, the excess inclusion income is subject to Federal income tax withholding without reduction pursuant to any otherwise applicable tax treaty. Excess inclusion income realized by a taxable affiliate is not passed through to stockholders. Potential investors, and in particular tax exempt entities, are urged to consult with their tax advisors concerning this issue.

NovaStar Financial will notify stockholders after the close of the taxable year as to the portions of the distributions which constitute ordinary income, return of capital and capital gain. Dividends and distributions declared in the last quarter of any year payable to stockholders of record on a specified date in such month will be deemed to have been received by the stockholders and paid on December 31 of the record year, provided that such dividends are paid before February 1 of the following year.

Taxation of Tax-Exempt Entities

In general, a tax-exempt entity that is a stockholder of NovaStar Financial is not subject to tax on distributions. We have consistently avoided, and intend to continue to avoid, recognition of income that could cause an investment in our stock to generate unrelated business income for tax-exempt investors. We do not intend to cause our dividend distributions to be treated as representing excess inclusion income which would be taxable as unrelated business income for a tax-exempt entity holding our stock. The Internal Revenue Service has ruled that amounts distributed by a REIT to an exempt employees’ pension trust do not constitute unrelated trade or business income and thus should be nontaxable to such a tax-exempt entity. Tax counsel is of the opinion that indebtedness incurred by NovaStar Financial in connection with the acquisition of real estate assets such as mortgage loans will not cause dividends paid to a stockholder that is a tax-exempt entity to be unrelated trade or business income, provided that the tax-exempt entity has not financed the acquisition of its stock with “acquisition indebtedness” within the meaning of the Code. Under some conditions, if a tax-exempt employee pension or profit sharing trust were to acquire more than 10% of the stock of NovaStar Financial, a portion of the dividends on such stock could be treated as unrelated trade or business income.

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in NovaStar Financial will constitute unrelated trade or business income unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the unrelated trade or business income generated by its investment. Such entities should review Code Section 512(a)(3) and should consult their own tax advisors concerning these “set aside” and reserve requirements.

Foreign Investors

The preceding discussion does not address the federal income tax consequences to foreign investors, non-resident aliens and foreign corporations as defined in the Code, of an investment in NovaStar Financial. In general, foreign investors will be subject to special withholding tax requirements on income and capital gains distributions attributable to their ownership of NovaStar Financial stock. A foreign shareholder of a REIT who owns less than 5% of the REIT’s outstanding shares of a class of stock with respect to which a distribution is made need not treat the distribution as gain from a United States Real Property Interest for purposes of the Foreign Investors in Real Property Tax Act (codified at Code Section 897). Foreign investors should consult their own tax advisors concerning the federal income tax consequences to them of a purchase of shares of NovaStar Financial stock including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, REITs by foreign investors. In addition, federal income taxes must be withheld on certain distributions by a REIT to foreign investors at a flat rate of 30% unless reduced or eliminated by an income tax treaty between the United States and the foreign investor’s country or unless the Shares are held in connection with the foreign investor’s U.S. business. A foreign investor eligible for reduction or elimination of withholding must file an appropriate form with NovaStar Financial (or the appropriate withholding agent) in order to claim such treatment.

Recordkeeping Requirement

A REIT is required to maintain records regarding the actual and constructive ownership of its shares, and other information, and within 30 days after the end of its taxable year, to demand statements from persons owning above a specified level of the REIT’s shares, e.g., if NovaStar Financial has over 200 but fewer than 2,000 stockholders of record, from persons holding 1% or more of outstanding shares of stock and if NovaStar Financial has 200 or fewer stockholders of record, from persons holding 1/2% or more of the stock, regarding their ownership of shares. NovaStar Financial must maintain, as part of its records, a list of those persons failing or refusing to comply with this demand. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns setting forth the actual stock ownership and other information. NovaStar Financial maintains the records and demand statements as required by these regulations.

Backup Withholding

The Code imposes a modified form of “backup withholding” for payments of interest and dividends. This withholding applies only if a stockholder, among other things,

•	fails to furnish NovaStar Financial with a properly certified taxpayer identification number;

•	fails properly to report interest or dividends from any source; or

•	under certain circumstances fails to provide NovaStar Financial or the stockholder’s securities broker with a certified statement, under penalty of perjury, that he or she is not subject to backup withholding.

The backup withholding rate is 28% of “reportable payments,” which include dividends. Stockholders should consult their tax advisors as to the procedure for insuring that distributions to them will not be subject to backup withholding.

NovaStar Financial will report to its stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any.

State and Local Taxes

State and local tax laws may not correspond to the federal income tax principles discussed in this section. Accordingly, prospective stockholders should consult their tax advisers concerning the state and local tax consequences of an investment in NovaStar Financial’s stock.

ERISA Investors

A fiduciary of a pension, profit-sharing plan, stock bonus plan or individual retirement account, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the prohibited transaction provisions of the Code or the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, commonly called “ERISA,” should consider

•	whether the ownership of NovaStar Financial’s stock is in accordance with the documents and instruments governing the plan;

•	whether the ownership of NovaStar Financial’s stock is consistent with the fiduciary’s responsibilities and satisfies the requirements of Part 4 of Subtitle A of Title I of ERISA, if applicable, and, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA;

•	the prohibitions under ERISA on improper delegation of control over, or responsibility for, “plan assets” and ERISA’s imposition of co-fiduciary liability on a fiduciary who participates in, or permits, by action or inaction, the occurrence of, or fails to remedy, a known breach of duty by another fiduciary with respect to plan assets; and

•	the need to value the assets of the plan annually.

Based on certain representations of NovaStar Financial, tax and ERISA counsel is of the opinion that the common stock qualifies as “publicly offered securities” within the meaning of the regulations defining “plan assets” and therefore, in most circumstances, the common stock, and not the underlying assets of NovaStar Financial, will be considered the assets of a plan investing in the common stock.

DIVIDENDS

We generally intend to distribute substantially all of our taxable income with respect to each year (which does not ordinarily equal net income as calculated in accordance with generally accepted accounting principles) to our stockholders so as to comply with the REIT provisions of the Code. We intend to make dividend distributions quarterly and to distribute any taxable income remaining after the distribution of the final regular quarterly dividend each year together with the regular quarterly dividend payments of the following taxable year or in a special dividend distributed prior thereto. Our dividend policy is subject to revision at the discretion of our Board of Directors. All distributions will be made at the discretion of our Board of Directors and will depend on our taxable income, our financial condition, maintenance of REIT status and other factors as our Board of Directors deems relevant.

Distributions to stockholders will generally be subject to tax as ordinary income, although a portion of the distributions may be designated by us as capital gain or may constitute a tax-free return of capital. We generally do not intend to declare dividends that would result in a return of capital for tax purposes. Annually, our transfer agent will furnish to each of our stockholders a statement of distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital.

USE OF PROCEEDS

We do not know either the number of shares of common stock that will be ultimately sold pursuant to the Plan or the prices at which such shares will be sold. We will receive proceeds from the purchase of shares of common stock through the Plan only to the extent that such purchases are made directly from us and not from open market purchases by the Plan Administrator. We will bear the costs relating to the registration of the common stock being offered, estimated to be $115,000. We intend to use the net proceeds from the sale of such shares of our common stock for the purchase of additional mortgage assets and for other general corporate purposes.

PLAN OF DISTRIBUTION

Except to the extent the Plan Administrator purchases common stock in open market transactions, the common stock acquired under the Plan will be sold directly by us through the Plan. We may sell common stock to investors (including brokers or dealers or other financial intermediaries). Investors who acquire shares of common stock through the Plan and resell them shortly after acquiring them, including to cover short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act and may be considered to be underwriters within the meaning of the Securities Act. In addition, the difference between the price such investors pay to us for shares of common stock acquired under the Plan, after deduction of the applicable discount from the Market Price, and the price at which such shares are resold, may be deemed to constitute underwriting commissions. We will not extend to any person any rights or privileges other than those to which such person would be entitled as a participant, nor will we enter into any agreement with any person regarding their purchase of shares or any resale or distribution of shares. We may, however, approve requests for optional cash investments by them in excess of $10,000. If requests are submitted for an aggregate amount in excess of the amount we are willing to accept, we may honor requests in order of receipt, pro rata, or by any other method which we determine to be appropriate.

Subject to the availability of shares of common stock authorized under our charter and registered for issuance under the Plan, there is no total maximum number of shares that can be issued pursuant to the Plan. From time to time, financial intermediaries may engage in positioning transactions to benefit from the discount from the Market Price of common stock acquired under the Plan.

We will pay any and all brokerage commissions and related expenses incurred in connection with purchases of common stock under the Plan. Upon withdrawal by a participant from the Plan by the sale of common stock held under the Plan, the participant will receive the proceeds of such sale less a nominal service charge per transaction paid to the Plan Administrator (if such resale is made by the Plan Administrator at the request of a participant), any related brokerage commissions and applicable transfer taxes.

Our common stock is currently listed on the NYSE and trades under the ticker symbol “NFI.”

Common stock may not be available under the Plan in all jurisdictions. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any common stock or other securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission. Our Commission filings are available to the public over the Internet at the Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Commission’s public reference facilities maintained in Washington, D.C., New York, New York, and Chicago, Illinois.

Public Reference Room 100 F Street, N.E. Washington, DC 20549	Northeast Regional Office 3 World Financial Center New York, NY 10281	Midwest Regional Office 175 W. Jackson Boulevard Chicago, IL 60604

Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by Commission rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information. You may request a free copy of any of the above filings by writing or calling:

Corporate Secretary

NovaStar Financial, Inc.

8140 Ward Parkway, Suite 300

Kansas City, MO 64114

(816) 237-7000

You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

INCORPORATION OF IMPORTANT INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.

We have filed the documents listed below with the Commission under the Exchange Act and these documents are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004 (except for Items 6, 7 and 8, which have been updated in our Current Report on Form 8-K filed on May 24, 2005, as amended) (including the portions of our Proxy Statement on Schedule 14A incorporated therein by reference);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2004, except for information furnished under Current Reports on Form 8-K, which is not deemed filed and not incorporated herein by reference; and

•	the description of our common stock included in our registration statements on Form 8-A, and any further amendments or reports filed for the purpose of updating such description.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement. You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus incorporates by reference) without charge upon written or oral request to Corporate Secretary, NovaStar Financial, Inc., 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114, telephone (816) 237-7000.

LEGAL MATTERS

Certain matters of Maryland law, including the validity of the securities offered hereby, will be passed on for us by Venable LLP, Baltimore, Maryland. Certain tax matters will be passed on for us by Irvine Law Group, P.C., Newport Beach, California.

EXPERTS

The consolidated financial statements, and management’s report on the effectiveness of internal control over financial reporting, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the securities in any state where the offer is not permitted.

We do not claim that the information in this prospectus is accurate as of any date other than the date stated on the cover.

2,500,000 Shares

NovaStar Financial, Inc.

Common Stock